SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Part 3 of 5

Financial supplement

Page
A Income & expenses	30
B IFRS financial statements	35
C Capital & liquidity	94
D Analysis of assets	103
E VNB & Sales analysis	127
F MCEV financial statements	133

In this section
A Income & expenses	30
Reconciliation of Group operating profit to profit/(loss) after tax - IFRS basis	30
A1 Other operations	31
A2 Corporate centre	31
A3 Group debt costs and other interest	31
A4 Life business: Investment return variances and economic assumption changes	32
A5 Non-life business: Short-term fluctuation in return on investments	33
A6 General Insurance and Health business: Economic assumption changes	34
A7 Impairment of goodwill, associates, joint ventures and other amounts expensed	34
A8 Profit/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	34
A9 Exceptional items	34
A10 Share of the results of Delta Lloyd as an associate	34

Income & expenses

Reconciliation of Group operating profit to profit/(loss) after tax - IFRS basis
For the year ended 31 December 2013

			2013 £m			Restated1 2012 £m
	Continuing Operations	Discontinued Operations2	Total	Continuing Operations	Discontinued Operations2	Total
Operating profit before tax attributable to shareholders' profits
Life business
United Kingdom & Ireland	952	-	952	892	-	892
Europe	851	-	851	869	-	869
Asia	96	-	96	69	-	69
Other	2	272	274	1	200	201
Total life business	1,901	272	2,173	1,831	200	2,031
General insurance and health
United Kingdom & Ireland	489	-	489	502	-	502
Europe	112	-	112	98	-	98
Canada	246	-	246	277	-	277
Asia	1	-	1	(5)	-	(5)
Other	(51)	-	(51)	22	-	22
Total general insurance and health	797	-	797	894	-	894
Fund management
Aviva Investors	68	31	99	39	55	94
United Kingdom	23	-	23	11	-	11
Asia	2	-	2	1	-	1
Total fund management	93	31	124	51	55	106
Other
Other operations (note A1)	(90)	(4)	(94)	(177)	(4)	(181)
Market operating profit	2,701	299	3,000	2,599	251	2,850
Corporate centre (note A2)	(150)	-	(150)	(136)	-	(136)
Group debt costs and other interest (note A3)	(502)	(9)	(511)	(537)	(12)	(549)
Operating profit before tax attributable to shareholders' profits (excluding Delta Lloyd as an associate)	2,049	290	2,339	1,926	239	2,165
Share of operating profit (before tax) of Delta Lloyd as an associate (note A10)	-	-	-	112	-	112
Operating profit before tax attributable to shareholders' profits	2,049	290	2,339	2,038	239	2,277
Integration and restructuring costs	(363)	(3)	(366)	(461)	(7)	(468)
Operating profit before tax attributable to shareholders' profits after integration and restructuring costs	1,686	287	1,973	1,577	232	1,809
Adjusted for the following:
Investment return variances and economic assumption changes on life business (note A4)	(49)	452	403	(620)	342	(278)
Short-term fluctuation in return on investments on non-life business (note A5)	(336)	-	(336)	7	-	7
Economic assumption changes on general insurance and health business (note A6)	33	-	33	(21)	-	(21)
Impairment of goodwill, associates and joint ventures and other amounts expensed (note A7)	(77)	-	(77)	(60)	(782)	(842)
Amortisation and impairment of intangibles	(91)	(9)	(100)	(128)	(129)	(257)
Profit/(loss) on the disposal and remeasurement of subsidiaries and associates (note A8)	115	808	923	(164)	(2,359)	(2,523)
Exceptional items (note A9)	-	-	-	-	-	-
Non-operating items before tax (excluding Delta Lloyd as an associate)	(405)	1,251	846	(986)	(2,928)	(3,914)
Share of Delta Lloyd's non-operating items (before tax) as an associate (note A10)	-	-	-	(523)	-	(523)
Non-operating items before tax	(405)	1,251	846	(1,509)	(2,928)	(4,437)
Share of Delta Lloyd's tax expense, as an associate (note A10)	-	-	-	107	-	107
Profit/(loss) before tax attributable to shareholders' profits	1,281	1,538	2,819	175	(2,696)	(2,521)
Tax on operating profit	(534)	(83)	(617)	(499)	(78)	(577)
Tax on other activities	131	(182)	(51)	238	(74)	164
	(403)	(265)	(668)	(261)	(152)	(413)
Profit/(loss) for the period	878	1,273	2,151	(86)	(2,848)	(2,934)

1    Following the adoption of the revised IAS 19 'Employee benefits' the Group has retrospectively applied the changes to the comparative periods in these financial statements. This has led to an increase in profit before tax of £150       million for FY12 with a corresponding decrease in other comprehensive income.

2 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life).

Other Group Operating Profit Items
A1 - Other operations

	2013 £m	Restated 2012 £m
United Kingdom & Ireland life	(14)	(14)
United Kingdom & Ireland general insurance	(6)	(6)
Europe	(17)	(13)
Asia	(12)	(12)
Other Group operations1	(41)	(132)
Total - continuing operations	(90)	(177)
Total - discontinued operations	(4)	(4)
Total	(94)	(181)

1 Other Group operations include Group and head office costs.

In 2013 we found evidence of improper allocation of trades in fixed income securities in Aviva Investors by two former employees. This occurred between 2006 - 2012. These breaches of our dealing policy involved late allocation of trades which favoured external hedge funds to the detriment of certain Aviva UK Life funds. The relevant regulatory authorities were notified at an early stage and have been kept fully apprised of the issue.
      A thorough review of internal control processes relating to the dealing policy has been carried out by management and reviewed by PwC. Measures to improve controls have been implemented.
      There is a total adverse impact on Group operating profit from this activity of £132 million. This reflects the  compensation of £126 million expected  to be claimed  in respect of these breaches and other associated costs of £6 million. These amounts are shown in operating profit in 'Other Group operations'.
      Of this total, £96 million reflects the compensation expected to be claimed from, and other associated costs within, Aviva Investors. Compensation  of £36 million relating to this matter is expected to be claimed from a group holding company.
      'Other Group operations' also includes the Ireland pension scheme curtailment gain of £145 million.

A2 - Corporate centre

	2013 £m	2012 £m
Project spend	(27)	(23)
Central spend and share award costs	(123)	(113)
Total	(150)	(136)

A3 - Group debt costs and other interest

	2013 £m	Restated 2012 £m
External debt
Subordinated debt	(305)	(294)
Other	(23)	(23)
Total external debt	(328)	(317)
Internal lending arrangements	(231)	(307)
Net finance income on main UK pension scheme	57	87
Total - continuing operations	(502)	(537)
Total - discontinued operations	(9)	(12)
Total	(511)	(549)

Non-operating profit items
A4 - Life Business: Investment variances and economic assumption changes
(a) Definitions
Operating profit for life business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. Operating profit includes the effect of variance in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions, where not treated as exceptional. Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit.

(b) Economic volatility
The investment variances and economic assumption changes excluded from the life operating profit are as follows:

Life business	2013 £m	2012 £m
Investment variances and economic assumptions - continuing operations	(49)	(620)
Investment variances and economic assumptions - discontinued operations	452	342
Investment variances and economic assumptions	403	(278)

For continuing operations, investment variances were £49 million negative (FY12: £620 million negative). Negative variances in the UK resulting from increasing the allowance for credit defaults on commercial mortgages were partially offset by the positive effect of narrowing spreads on government and corporate bonds in Italy and Spain together with reduction in cost of guarantees in France.
      In 2012, for continuing operations, negative investment variances of £620 million mainly related to the UK. The total for the UK included increasing the allowance for credit risk defaults on UK commercial mortgages together with some adverse experience on the portfolio and the cost of de-risking activities. Positive variances in Spain and France were offset by a negative variance in Italy.
      The positive variance of £452 million (FY12: £342 million) for discontinued operations relates to the US business disposed of in 2013, driven by the impact of favourable equity market performance on embedded derivatives.

(c) Assumptions
The expected rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification under IFRS.
      The principal assumptions underlying the calculation of the expected investment return for equities and properties are:

	Equities		Properties
	2013%	2012%	2013%	2012%
United Kingdom	5.4	5.8	3.9	4.3
Eurozone	5.1	5.9	3.6	4.4

The expected return on equities and properties has been calculated by reference to the opening 10 year swap rate in the relevant currency plus an appropriate risk margin. These are the same assumptions as are used under MCEV principles to calculate the longer-term investment return for the Group's life business.
      For fixed interest securities classified as fair value through profit or loss, the expected investment returns are based on average prospective yields for the actual assets held less an adjustment for credit risks; this includes an adjustment for credit risk on all Eurozone sovereign debt. Where such securities are classified as available for sale (AFS), the expected investment return comprises the expected interest or dividend payments and amortisation of the premium or discount at purchase.

A5 - Non-life business: Short-term fluctuation in return on investments

General Insurance and health - continuing operations	2013 £m	2012 £m
Analysis of investment income:
- Net investment income	349	823
- Foreign exchange on unrealised gains/losses and other charges	(35)	(97)
	314	726
Analysed between:
- Longer-term investment return, reported within operating profit	557	708
- Short-term fluctuations in investment return, reported outside operating profit	(243)	18
	314	726
Short-term fluctuations:
- General insurance and health	(243)	18
- Other operations1	(93)	(11)
Total short-term fluctuations	(336)	7

1    For 2013 represents short term fluctuations on assets backing non-life business in the France holding company and Group centre investments, including the centre hedging programme. For 2012 represents short term fluctuations       on assets backing non-life business in France holding company.

The longer-term investment return is calculated separately for each principal non-life business unit. In respect of equities and properties, the return is calculated by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer-term rate of investment return. The longer-term rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return. The allocated longer-term return for other investments is the actual income receivable for the year. Actual income and longer-term investment return both contain the amortisation of the discounts/premium arising on the acquisition of fixed income securities.
      Market value movements which give rise to variances between actual and longer-term investment returns are disclosed separately in short term fluctuations outside operating profit.
      Following the corporate restructure in 2013, the impact of realised and unrealised gains and losses on Group centre investments, including the centre hedging programme which is designed to economically protect the total Group's capital against adverse equity and foreign exchange movements, is now included in short-term fluctuations on other operations instead of general insurance and health.
      The adverse movement in short-term fluctuation during 2013 compared with 2012 is mainly due to an increase in risk free rates reducing fixed income security market values and other market movements impacting Group centre investments and the centre hedging programme.
      The total assets supporting the general insurance and health business, which contribute towards the longer-term return, are:

	2013 £m	2012 £m
Debt securities	10,105	9,297
Equity securities	339	774
Properties	140	139
Cash and cash equivalents	1,969	2,535
Other	5,410	5,997
Assets supporting general insurance and health business	17,963	18,742
Assets supporting other non-life business1	695	206
Total assets supporting non-life business	18,658	18,948

1    For 2013 represents assets backing non-life business in the France holding company and Group centre investments, including the centre hedging programme. For 2012 represents assets backing non-life business in the France holding company.

The principal assumptions underlying the calculation of the longer-term investment return are:

	Longer-term rates of return on equities		Longer-term rates of return on property
	2013%	2012%	2013%	2012%
United Kingdom	5.4%	5.8%	3.9%	4.3%
Eurozone	5.1%	5.9%	3.6%	4.4%
Canada	5.8%	5.8%	4.3%	4.3%

The underlying reference rates are shown in F17 within the MCEV financial supplement.

A6 - General insurance and health business: Economic assumption changes
Economic assumption changes of £33 million favourable (FY12: £21 million adverse) arise mainly as a result of an increase in the swap rates used to discount latent claims reserves.

A7 - Impairment of goodwill, associates, joint ventures and other amounts expensed
Impairment of goodwill, associates and joint ventures from continuing operations is a charge of £77 million (FY12: £60 million) reflecting a £48 million impairment in Europe and a £29 million impairment in Asia, arising from market conditions during the year.

A8 - Profit/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates
The profit on disposal and remeasurement of subsidiaries, joint ventures and associates from continuing operations is £115 million (FY12: £164 million loss).
      This includes profits on the disposals of the Irish long-term business Ark Life (£87 million), the Spanish long-term business Aseval (£197 million), the Group's Malaysian joint ventures (£39 million), Russia (£1 million) and losses on the disposals of other operations of £(2) million. This is partly offset by a loss on remeasurement relating to the Italian long-term business Eurovita of £178 million (Aviva's share is £74 million),  our joint venture in South Korea Woori Aviva Life Insurance Co., Ltd., of £20 million and Turkey GI of £9 million which have been classified as held for sale.
      Profit on the disposal and remeasurement of subsidiaries relating to discontinued operations is £808 million (FY12: £2,359 loss on remeasurement).  This includes £644 million of currency translation and investment valuation reserves recycled to the income statement on completion of the sale. Further detail is provided in B5.

A9 - Exceptional items
Exceptional items are those items that, in the Directors' view, are required to be separately disclosed by virtue of their nature or incidence to enable a full understanding of the Group's financial performance. Exceptional items for FY13 were £nil (FY12: £nil).

A10 - Share of the results of Delta Lloyd as an associate
The Group ceased to account for Delta Lloyd as an associate from 5 July 2012. As a result, the Group's share of the results of its associate interest in Delta Lloyd for the period is £nil (FY12: £304 million expense made up of £112 million share of operating profit, £(523) million share of non-operating items and £107 million share of tax credit).

IFRS Financial statements

In this section
Consolidated income statement	36
Consolidated statement of comprehensive income	37
Consolidated statement of changes to equity	38
Consolidated statement of financial position	39
Consolidated statement of cash flows	40
Notes to the consolidated financial statements
B1(i) Basis of preparation	41
B1(ii) New standards, interpretations and amendments to published standards that have been adopted by the Group	42
B2 Analysis of the impact of new standards and amendments to published standards that have been adopted by the Group	44
B3 Exchange rates	45
B4 Presentation changes	46
B5 Subsidiaries	46
B6 Segmental information	51
B7 Tax	59
B8 Earnings per share	61
B9 Dividends and appropriations	62
B10 Insurance liabilities	63
B11 Liability for investment contracts	73
B12 Reinsurance assets	74
B13 Effect of changes in assumptions and estimates during the year	75
B14 Unallocated divisible surplus	75
B15 Borrowings	77
B16 Pension obligations	77
B17 Cash and cash equivalents	78
B18 Related party transactions	79
B19 Risk management	80
B20 Direct capital instruments and fixed rate tier 1 notes	91
B21 Subsequent events	91

Consolidated financial statements

Consolidated income statement
For the year ended 31 December 2013

			2013 £m		Restated2,3 2012 £m
	Note	Continuing operations	Discontinued operations1	Continuing operations	Discontinued operations1
Income
Gross written premiums		22,035	1,589	22,744	3,796
Premiums ceded to reinsurers		(1,546)	(100)	(1,571)	(207)
Premiums written net of reinsurance		20,489	1,489	21,173	3,589
Net change in provision for unearned premiums		134	-	(16)	-
Net earned premiums		20,623	1,489	21,157	3,589
Fee and commission income		1,279	28	1,273	23
Net investment income		12,509	2,340	21,135	2,241
Share of profit/(loss) after tax of joint ventures and associates		120	-	(255)	-
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates		115	808	(164)	(2,359)
		34,646	4,665	43,146	3,494
Expenses
Claims and benefits paid, net of recoveries from reinsurers		(22,093)	(2,037)	(23,601)	(2,721)
Change in insurance liabilities, net of reinsurance		2,493	(312)	(430)	(1,566)
Change in investment contract provisions		(7,050)	(31)	(4,450)	(77)
Change in unallocated divisible surplus		280	-	(6,316)	-
Fee and commission expense		(3,975)	(438)	(4,457)	(498)
Other expenses		(2,220)	(293)	(2,843)	(1,307)
Finance costs		(609)	(16)	(653)	(21)
		(33,174)	(3,127)	(42,750)	(6,190)
Profit/(loss) before tax		1,472	1,538	396	(2,696)
Tax attributable to policyholders' returns	B7	(191)	-	(221)	-
Profit/(loss) before tax attributable to shareholders' profits		1,281	1,538	175	(2,696)
Tax expense	B7	(594)	(265)	(482)	(152)
Less: tax attributable to policyholders' returns	B7	191	-	221	-
Tax attributable to shareholders' profits		(403)	(265)	(261)	(152)
Profit/(loss) after tax		878	1,273	(86)	(2,848)
Profit/(loss) from discontinued operations		1,273		(2,848)
Profit/(loss) for the year		2,151		(2,934)

Attributable to:
Equity shareholders of Aviva plc		2,008		(3,102)
Non-controlling interests		143		168
Profit/(loss) for the year		2,151		(2,934)
Earnings/(loss) per share	B8
Basic (pence per share)		65.3p		(109.1)p
Diluted (pence per share)		64.5p		(109.1)p

Continuing operations - Basic (pence per share)		22.0p		(11.2)p
Continuing operations - Diluted (pence per share)		21.8p		(11.2)p

1 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). For further details see note B5.

2    Following the adoption of the revised IAS 19 'Employee benefits' the Group has retrospectively applied the changes to the comparative period in these financial statements. This has led to an increase in profit before tax for       continuing operations of £150 million for 2012 with a corresponding decrease in other comprehensive income. For further detail of the impact of the restatement please see note B2.

3    Following the adoption of IFRS 10 'Consolidated financial statements' the Group has retrospectively applied the change to the comparative period in these financial statements. For further details of the impact of the restatement       please see note B2.

Consolidated statement of comprehensive income
For the year ended 31 December 2013

	2013 £m	Restated2 2012 £m
Profit/(loss) for the year from continuing operations	878	(86)
Profit/(loss) for the year from discontinued operations1	1,273	(2,848)
Total profit/(loss) for the year	2,151	(2,934)

Other comprehensive income from continuing operations:
Items that may be reclassified subsequently to income statement
Investments classified as available for sale
Fair value gains	19	27
Fair value gains transferred to profit on disposals	1	1
Share of other comprehensive income of joint ventures and associates	(37)	14
Foreign exchange rate movements	(35)	(200)
Aggregate tax effect - shareholder tax on items that may be reclassified subsequently to the income statement	(14)	8

Items that will not be reclassified to income statement
Owner occupied properties - fair value losses	(2)	(3)
Remeasurements of pension schemes	(674)	(980)
Aggregate tax effect - shareholder tax on items that will not be reclassified subsequently to the income statement	125	189
Other comprehensive income, net of tax from continuing operations	(617)	(944)
Other comprehensive income, net of tax from discontinued operations1	(319)	68
Total other comprehensive income, net of tax	(936)	(876)
Total comprehensive income for the year from continuing operations	261	(1,030)
Total comprehensive income for the year from discontinued operations1	954	(2,780)
Total comprehensive income for the year	1,215	(3,810)

Attributable to:
Equity shareholders of Aviva plc	1,038	(3,942)
Non-controlling interests	177	132
	1,215	(3,810)

1 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). For further details see note B5.

2    Following the adoption of the revised IAS 19 'Employee benefits' the Group has retrospectively applied the changes to the comparative period in these financial statements. This has led to an increase in profit before tax of £150      million for 2012 with a corresponding decrease in other comprehensive income. For further details of the impact of the restatement please see note B2.

Consolidated statement of changes in equity
For the year ended 31 December 2013

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Other Reserves1 £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and Fixed rate tier 1 notes £m	Non-controlling interests £m	Total equity £m
Balance at 1 January	736	200	1,165	3,271	(32)	1,675	1,389	8,404	1,382	1,574	11,360
Profit for the year	-	-	-	-	-	-	2,008	2,008	-	143	2,151
Other comprehensive income	-	-	-	-	-	(421)	(549)	(970)	-	34	(936)
Total comprehensive income for the year	-	-	-	-	-	(421)	1,459	1,038	-	177	1,215
Dividends and appropriations	-	-	-	-	-	-	(538)	(538)	-	-	(538)
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	1	1
Non-controlling interests share of dividends declared in the year	-	-	-	-	-	-	-	-	-	(134)	(134)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	-	-	-	-	-	(803)	1	(802)	-	-	(802)
Changes in non-controlling interests in subsidiaries	-	-	-	-	-	-	-	-	-	(147)	(147)
Shares acquired by employee trusts	-	-	-	-	(32)	-	-	(32)	-	-	(32)
Shares distributed by employee trusts	-	-	-	-	33	-	(28)	5	-	-	5
Reserves credit for equity compensation plans	-	-	-	-	-	37	-	37	-	-	37
Shares issued under equity compensation plans	-	-	-	-	-	(43)	43	-	-	-	-
Aggregate tax effect - shareholder tax	-	-	-	-	-	30	22	52	-	-	52
Balance at 31 December	736	200	1,165	3,271	(31)	475	2,348	8,164	1,382	1,471	11,017

For the year ended 31 December 2012 (restated1)

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Merger reserve £m	Shares held by employee trusts £m	Other Reserves £m	Retained earnings £m	Equity attributable to shareholders of Aviva plc £m	DCI and Fixed rate tier 1 notes £m	Non-controlling interests £m	Total equity £m
Balance at 1 January	726	200	1,173	3,271	(43)	1,562	5,954	12,843	990	1,530	15,363
Loss/(Profit) for the year	-	-	-	-	-	-	(3,102)	(3,102)	-	168	(2,934)
Other comprehensive income	-	-	-	-	-	(48)	(792)	(840)	-	(36)	(876)
Total comprehensive income for the year	-	-	-	-	-	(48)	(3,894)	(3,942)	-	132	(3,810)
Dividends and appropriations	-	-	-	-	-	-	(847)	(847)	-	-	(847)
Shares issued in lieu of dividends	9	-	(9)	-	-	-	127	127	-	-	127
Capital contributions from non-controlling interests	-	-	-	-	-	-	-	-	-	20	20
Non-controlling interests share of dividends declared in the year	-	-	-	-	-	-	-	-	-	(102)	(102)
Transfer to profit on disposal of subsidiaries, joint ventures and associates	-	-	-	-	-	187	-	187	-	-	187
Changes in non-controlling interests in subsidiaries	-	-	-	-	-	-	-	-	-	(6)	(6)
Shares acquired by employee trusts	-	-	-	-	(33)	-	-	(33)	-	-	(33)
Shares distributed by employee trusts	-	-	-	-	44	-	(36)	8	-	-	8
Reserves credit for equity compensation plans	-	-	-	-	-	42	-	42	-	-	42
Shares issued under equity compensation plans	1	-	1	-	-	(68)	67	1	-	-	1
Aggregate tax effect - shareholder tax	-	-	-	-	-	-	18	18	-	-	18
Issue of fixed rate tier 1 notes	-	-	-	-	-	-	-	-	392	-	392
Balance at 31 December	736	200	1,165	3,271	(32)	1,675	1,389	8,404	1,382	1,574	11,360

1    Following the adoption of the revised IAS 19 'Employee benefits' the Group has retrospectively applied the changes to the comparative period in these financial statements. This has led to an increase in profit before tax of £150       million for 2012 with a corresponding decrease in other comprehensive income. For further details of the impact of the restatement please see note B2.

Consolidated statement of financial position
As at 31 December 2013

	Note	2013 £m	Restated1 2012 £m
Assets
Goodwill		1,476	1,520
Acquired value of in-force business and intangible assets		1,068	1,084
Interests in, and loans to, joint ventures		1,200	1,390
Interests in, and loans to, associates		267	265
Property and equipment		313	391
Investment property		9,451	9,939
Loans		23,879	24,537
Financial investments		192,961	188,743
Reinsurance assets	B12	7,220	6,684
Deferred tax assets		244	188
Current tax assets		76	67
Receivables		7,060	7,476
Deferred acquisition costs and other assets		3,051	3,778
Prepayments and accrued income		2,498	2,700
Cash and cash equivalents		24,999	23,102
Assets of operations classified as held for sale		3,113	42,603
Total assets		278,876	314,467
Equity
Capital
Ordinary share capital		736	736
Preference share capital		200	200
		936	936
Capital reserves
Share premium		1,165	1,165
Merger reserve		3,271	3,271
		4,436	4,436
Shares held by employee trusts		(31)	(32)
Other reserves		475	1,675
Retained earnings		2,348	1,389
Equity attributable to shareholders of Aviva plc		8,164	8,404
Direct capital instruments and fixed rate tier 1 notes		1,382	1,382
Non-controlling interests		1,471	1,574
Total equity		11,017	11,360
Liabilities
Gross insurance liabilities	B10	110,555	113,091
Gross liabilities for investment contracts	B11	116,058	110,494
Unallocated divisible surplus	B14	6,713	6,931
Net asset value attributable to unitholders		10,362	9,983
Provisions	B16	984	1,119
Deferred tax liabilities		563	547
Current tax liabilities		116	112
Borrowings		7,819	8,179
Payables and other financial liabilities		9,194	9,398
Other liabilities		2,472	1,842
Liabilities of operations classified as held for sale		3,023	41,411
Total liabilities		267,859	303,107
Total equity and liabilities		278,876	314,467

1    The statement of financial position has been restated following the adoption of IFRS 10 'Consolidated Financial Statements' - see note B2 for details. There is no impact on the result for any year presented as a result of this       restatement.

Consolidated statement of cash flows
For the year ended 31 December 2013

The cash flows presented in this statement cover all the Group's activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	2013 £m	Restated1 2012 £m
Cash flows from operating activities
Cash generated from continuing operations	2,541	2,881
Tax paid	(463)	(428)
Net cash from operating activities - continuing operations	2,078	2,453
Net cash from operating activities - discontinued operations2	1,919	46
Total net cash from operating activities	3,997	2,499
Cash flows from investing activities
Acquisitions of, and additions to, subsidiaries, joint ventures and associates, net of cash acquired	-	(129)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	377	421
New loans to joint ventures and associates	(6)	(4)
Repayment of loans to joint ventures	25	12
Net new loans to joint ventures and associates	19	8
Purchases of property and equipment	(30)	(220)
Proceeds on sale of property and equipment	56	43
Purchases of intangible assets	(59)	(128)
Net cash from/(used in) investing activities - continuing operations	363	(5)
Net cash used in investing activities - discontinued operations2	(1,588)	(10)
Total net cash used in investing activities	(1,225)	(15)
Cash flows from financing activities
Proceeds from issue of ordinary shares and fixed rate tier 1 notes, net of transaction costs	-	392
Treasury shares purchased for employee trusts	(32)	(33)
New borrowings drawn down, net of expenses	2,201	2,529
Repayment of borrowings	(2,441)	(2,513)
Net drawdown/(repayment) of borrowings	(240)	16
Interest paid on borrowings	(605)	(665)
Preference dividends paid	(17)	(17)
Ordinary dividends paid	(429)	(630)
Coupon payments on direct capital instruments and fixed rate tier 1 notes	(92)	(73)
Capital contributions from non-controlling interests of subsidiaries	1	20
Dividends paid to non-controlling interests of subsidiaries	(134)	(102)
Net cash used in financing activities - continuing operations	(1,548)	(1,092)
Net cash from/(used in) financing activities - discontinued operations2	19	(27)
Total net cash used in financing activities	(1,529)	(1,119)
Total net increase in cash and cash equivalents	1,243	1,365
Cash and cash equivalents at 1 January	23,453	22,401
Effect of exchange rate changes on cash and cash equivalents	161	(313)
Cash and cash equivalents at 31 December	24,857	23,453

1 The statement of cash flows has been restated following the adoption of IFRS 10 'Consolidated Financial Statements' - see note B2 for details.
2 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). For further details see note B5.

B1(i) Basis of preparation
(a)  The results in this preliminary announcement have been taken from the Group's 2013 Annual Report and Accounts which will be available on the Company's website on 26 March 2014. The consolidated financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU), and those parts of the Companies Act 2006 applicable to those reporting under IFRS.
      The basis of preparation and summary of accounting policies applicable to the Group's consolidated financial statements can be found in the Accounting policies section of the 2013 Annual report and accounts. The Group has adopted new standards, interpretations and amendments to published standards as described in B1(ii).
      The preliminary announcement for the year ended 31 December 2013 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The results on an IFRS basis for full year 2013 and 2012 have been audited by PricewaterhouseCoopers LLP (PwC). PwC have reported on the 2013 and 2012 consolidated financial statements. Both reports were unqualified and neither contained a statement under section 498 (2) or (3) of the Companies Act 2006. The Group's 2012 report and accounts have been filed with the Registrar of Companies.
      After making enquiries, the directors have a reasonable expectation that the Group as a whole has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

b)   Items included in the financial statements of each of the Group's entities are measured in the currency of the primary economic environment in which that entity operates (the functional currency). The consolidated financial statements are stated in pounds sterling, which is the Company's functional and presentational currency. Unless otherwise noted, the amounts shown in these financial statements are in millions of pounds sterling (£m).

c)   The long-term nature of much of the Group's operations means that, for management's decision-making and internal performance management, short-term realised and unrealised investment gains and losses are treated as non-operating items. As a result, the Group focuses on an operating profit measure that incorporates an expected return on investments supporting its long-term and non-long-term businesses. Operating profit for long-term business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the reporting period, with allowance for the corresponding expected movements in liabilities. Variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit. For non-long-term business, the total investment income, including realised and unrealised gains, is analysed between that calculated using a longer-term return and short-term fluctuations from that level. Operating profit also excludes impairment of goodwill, associates and joint ventures; amortisation and impairment of intangibles; the profit or loss on disposal and remeasurement of subsidiaries, joint ventures and associates; integration and restructuring costs; and exceptional items.

See B4 for presentation changes to the consolidated financial statements.

B1(ii) New standards, interpretations and amendments to published standards that have been adopted by the Group
The Group has adopted the following new standards or amendments to standards which became effective for financial years beginning on or after 1 January 2013.

i) IFRS 10, Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addressed the accounting for consolidated financial statements. It also supersedes SIC-12 Consolidation - Special Purpose Entities and establishes a single control model that applies to all entities. IFRS 10 sets out the requirements for the preparation and presentation of consolidated financial statements, requiring an entity to consolidate entities it controls. The standard changes the definition of control and the new criteria for control is outlined in the Accounting policies section of the 2013 Annual report and accounts. In line with the transitional provisions the requirements have been retrospectively applied at the beginning of the immediate preceding period. The application of IFRS 10 has resulted in the consolidation of investment vehicles that were not previously consolidated, and deconsolidation of investment vehicles that were previously consolidated. There is no impact on the profit or loss for the current or prior year or on equity reported. There is no material impact on the total assets or liabilities in the comparative period. The effect on amounts previously reported at 31 December 2012 is set out in B2.

ii) IFRS 11, Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 defines and establishes accounting principles for joint arrangements. The standard distinguishes between two types of joint arrangements - joint ventures and joint operations - based on how rights and obligations are shared by parties to the arrangements. The adoption of IFRS 11 has no impact on the consolidated financial statements in the current or prior period.

iii) IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, and structured entities. The adoption of IFRS 12 has resulted in significant additional disclosures in respect of these interests. The standard has been applied retrospectively, with disclosure for the comparative period (except for disclosure on interests in unconsolidated structured entities) in line with the transitional provision of the standard. There is no impact on the Group's profit or loss for the current or prior period or on the equity reported.

iv) IFRS 13, Fair Value Measurement

IFRS 13 establishes a single standard for all fair value measurements. The standard does not change the scope of fair value measurement, but provides further guidance on how fair value should be determined. The changes have no significant impact on the Group's application of fair value measurements and have no impact on the profit or loss for the current or prior period or on equity reported. IFRS 13 also requires enhanced disclosures about fair value measurement, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. IFRS 13 has been adopted and applied prospectively in accordance with the standard.

v) IAS 1, Presentation of Financial Statements (Amended)

The amendments to IAS 1 require the grouping of items presented in other comprehensive income according to whether they will subsequently be reclassified (or recycled) to income statement in the future. The criteria when items are required to be reclassified from other comprehensive income to income statement are set out in the accounting policies section of the 2013 Annual report and accounts. The adoption of the amendments to IAS 1 results in a revised presentation of the statement of comprehensive income and is applied retrospectively. It has no impact on the profit or loss for the current or prior period or on equity reported.

vi) IAS 19, Employee Benefits (Revised)

The amendment revises requirements for pensions and other post-retirement benefits, termination benefits and other employee benefits. The key changes include the revision of the calculation of the finance cost, enhanced disclosures surrounding the characteristics and risk profile of defined benefit plans, and a requirement to include all actuarial gains and losses immediately in other comprehensive income which is already in line with the Group's current policy. The key impact of the revised standard on the Group's consolidated financial statements is the replacement of the interest cost on the defined benefit obligation and the expected return on plan assets with a net interest income (or expense). This is based on the net defined benefit asset (or liability) at the start of the year multiplied by the discount rate used at that point to measure the pension obligation. There is no change in the method to determine the discount rate. Net interest income is credited to investment income, whereas net interest expense is charged to finance cost. The revised standard has introduced a new term "remeasurements" comprised of actuarial gains and losses and the difference between actual investment returns less investment expenses and the return implied by the net interest cost. These are recognised in other comprehensive income with no subsequent recycling to the income statement. Amounts recorded in the income statement are therefore limited to service costs, and the net interest income/expense. The revised standard has been applied retrospectively in accordance with the transitional provision of the standard. This has resulted in an increase in profit before tax of £150 million for the year ended 31 December 2012 with a corresponding decrease in other comprehensive income as the discount rate applied to assets is higher than the previously applied expected return on assets. There is no impact on reported equity in the current or prior period. The effect on amounts previously reported is set out in B2.

(vii) Amendments to IFRS 7, Financial Instruments - Disclosures

 The amendments include enhanced disclosures to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements in the statement of financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32, Financial Instruments: Presentation. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement. The standard has been applied retrospectively but has no impact on the Group's profit for the current or prior period or on the equity reported.

        (viii) IAS 27, Separate Financial Statements (2011) and IAS 28,     Investments in Associates and Joint Ventures (2011)

IAS 27 Consolidated and Separate Financial Statements (2003) was superseded by IFRS 10 which addresses the requirements for consolidated financial statements and by revised IAS 27 Separate Financial Statements (2011) which addresses the amended requirements for separate financial statements. IAS 28 has been revised to include the application of the equity method for joint ventures as well as associates. Joint ventures are required to be equity accounted following the issuance of IFRS 11. There are no implications for the Group's consolidated financial statements.

(ix) Improvements to IFRSs 2009-2011

These improvements to IFRSs consist of amendments to five IFRSs, including IAS 1 Presentation of Financial Statements, IAS 32 Financial Instruments - Presentation, and IAS 34 Interim Financial Reporting. The amendments clarify existing guidance and do not give rise to a change in existing accounting practice. There is no impact on the Group's consolidated financial statements.

         In addition, the following amendments to existing standards have been issued, are effective for accounting periods beginning on or after 1 January 2014 and have been adopted by the Group.

(i) Amendments to IAS 36, Impairment of Assets

The amendments clarify disclosure requirements in respect of the recoverable amount of impaired non-financial assets if the amount is based on fair value less costs to sell. These amendments have been early adopted by the Group, with no significant impact on the Group's consolidated financial statements. The amendments have been endorsed by the EU.

Notes to the consolidated financial statements

B2 - Analysis of the impact of new standards and amendments to published standards that have been adopted by the Group
(a) Impact of changes in accounting policies/standards on the consolidated income statement

	2012
	As previously reported continuing operations £m	Effect of change in policy (IFRS 10) £m	Effect of change in policy (IAS 19) £m	Restated continuing operations £m
Total income	43,095	(34)	85	43,146
Effect of change in policy analysed as:
Net investment income	21,106	(56)	85	21,135
Share of loss after tax of joint ventures and associates	(277)	22	-	(255)

Total expenses	(42,849)	34	65	(42,750)
Effect of change in policy analysed as:
Fee and commission expense	(4,472)	15	-	(4,457)
Other expenses	(2,845)	2	-	(2,843)
Finance costs	(735)	17	65	(653)

Profit before tax	246	-	150	396
Tax attributable to policyholders' returns	(221)	-	-	(221)
Tax attributable to shareholders' profits	(227)	-	(34)	(261)
Loss after tax	(202)	-	116	(86)
Loss after tax from discontinued operations	(2,848)	-	-	(2,848)
Loss for the year	(3,050)	-	116	(2,934)
Loss for the year attributable to:
Equity shareholders of Aviva plc	(3,218)	-	116	(3,102)
Non-controlling interests	168	-	-	168

Earnings per share1
Basic earnings per share	(113.1)p	-	4.0p	(109.1)p
Diluted earnings per share	(113.1)p	-	4.0p	(109.1)p

1 From continuing and discontinued operations.

(b) Impact of changes in accounting policies/standards on the consolidated statement of comprehensive income

	2012
	As previously reported £m	Effect of change in policy (IFRS 10) £m	Effect of change in policy (IAS 19) £m	Restated £m
Total comprehensive income for the year	(3,810)	-	-	(3,810)
Comprises:
Total loss for the year	(3,050)	-	116	(2,934)
Total other comprehensive income, net of tax	(760)	-	(116)	(876)
Total other comprehensive income, net of tax analysed as:
From continuing operations	(828)	-	(116)	(944)
From discontinued operations	68	-	-	68
Effect of change in policy analysed as: Remeasurement of pension schemes2	(830)	-	(150)	(980)
Aggregate tax effect - shareholder tax	163	-	34	197

2 Including actuarial gains/(losses) on pension schemes.

B2 - Analysis of the impact of new standards and amendments to published standards that have been adopted by the Group continued
(c) Impact of changes in accounting policies on the consolidated statement of financial position

	2012
	As previously reported £m	Effect of change in policy (IFRS 10) £m	Effect of change in policy (IAS 19) £m	Restated £m
Total assets	315,689	(1,222)	-	314,467
Effect of change in policy analysed as:
Interests in, and loans to, joint ventures and associates	1,708	(53)	-	1,655
Investment property	10,815	(876)	-	9,939
Financial investments	189,078	(335)	-	188,743
Receivables	7,617	(141)	-	7,476
Deferred acquisition costs and other assets	3,799	(21)	-	3,778
Prepayments and accrued income	2,701	(1)	-	2,700
Cash and cash equivalents	22,897	205	-	23,102
Total equity and liabilities	315,689	(1,222)	-	314,467
Total equity	11,360	-	-	11,360
Total liabilities	304,329	(1,222)	-	303,107
Effect of change in policy analysed as:
Net asset value attributable to unit holders	11,146	(1,163)	-	9,983
Borrowings	8,194	(15)	-	8,179
Payables and other financial liabilities	9,441	(43)	-	9,398
Other liabilities	1,843	(1)	-	1,842

There is no overall impact from the adoption of these standards on the consolidated statement of changes in equity reported at
31 December 2012. As shown in the impact of changes in accounting policies / standards on the consolidated statement of comprehensive income table in 1(b) above, the favourable impact of the adoption of IAS19R on the profit / (loss) for the year ended 31 December 2012 is offset by an equal and opposite amount in other comprehensive income.

(d) Impact of changes in accounting policies on the consolidated statement of cash flows

	2012
	As previously reported £m	Effect of change in policy (IFRS 10) £m	Effect of change in policy (IAS 19) £m	Restated £m
Total cash flows from operating activities	2,294	205	-	2,499
Effect of change in policy analysed as:
Profit before tax from continuing operations	246	-	150	396
Adjustment for share of loss of joint ventures and associates	277	(22)	-	255
Adjustment for fair value gains	(11,867)	(33)	-	(11,900)
Adjustment for interest expense on borrowings	653	(19)	-	634
Adjustment for net finance charge on pension schemes	82	-	(150)	(68)
Changes in working capital	5,867	279	-	6,146
Total net cash flow used in investing activities	(15)	-	-	(15)
Total net cash flows used in financing activities	(1,119)	-	-	(1,119)
Cash and cash equivalents at 31 December1	23,248	205	-	23,453

1. Cash and cash equivalents include bank overdrafts of £566 million and cash of £917 million that has been classified as Held For Sale.

B3 - Exchange rates
The Group's principal overseas operations during the year were located within the Eurozone, Canada, Poland and the United States. The results and cash flows of these operations have been translated into sterling at the average rates for the year and the assets and liabilities have been translated at the year end rates as follows:

	2013	2012
Eurozone
Average rate (€1 equals)	£0.85	£0.81
Period end rate (€1 equals)	£0.83	£0.81
Canada
Average rate ($CAD1 equals)	£0.62	£0.63
Period end rate ($CAD1 equals)	£0.57	£0.62
Poland
Average rate (PLN1 equals)	£0.20	£0.19
Period end rate (PLN1 equals)	£0.20	£0.20
United States
Average rate ($US1 equals)	£0.64	£0.63
Period end rate ($US1 equals)	£0.60	£0.62

B4 - Presentation changes
(a) Discontinued operations
The Group's US life and annuity business and associated investment management operations (together 'US Life'), were classified as held for sale in 2012 and sold on 2 October 2013. As the Group exited from a major geographical area of operation and consistent with the presentation in the 2012 Annual Report and Accounts, the results of US Life up to the completion date of the disposal, as well as those for preceding years, have been classified as discontinued operations.

(b) Change to operating segments
Following announcements in the first quarter of 2013 relating to modifications to the Group's management structure, the Group's operating segments were changed to align them with the revised organisational reporting structure. The Group has determined its operating segments along market reporting lines, reflecting the management structure whereby a member of the Executive Management team is accountable to the group chief executive for the operating segment for which he is responsible. Further details of the reportable segments are given in note B6.

B5 - Subsidiaries
This note provides details of the acquisitions and disposals of subsidiaries, joint ventures and associates that the Group has made during the year, together with details of businesses held for sale at the year end.

(a) Acquisitions
There have been no material acquisitions during the year.

(b) Disposal and remeasurement of subsidiaries, joint ventures and associates
The profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates comprises:

	2013 £m	2012 £m
Ireland - long-term business (see (i) below)	87	-
Spain - long-term business (see (ii) below)	197	-
Malaysia (see (iii) below)	39	-
Russia (see (iv) below)	1	-
Czech Republic, Hungary and Romania (see (v) below)	1	7
Italy - long-term business (see (c) below)	(178)	-
Korea (see (c) below)	(20)	-
Turkey - general insurance (see (c) below)	(9)	-
United Kingdom - RAC Limited	-	(21)
Delta Lloyd Associate	-	(129)
Poland (see (vi) below)	(4)	-
Sri Lanka	-	12
Other small operations	1	(33)
Profit/(loss) on disposal and remeasurement from continuing operations	115	(164)
Profit/(loss) on disposal and remeasurement from discontinued operations (see (vii) below)	808	(2,359)
Total profit/(loss) on disposal and remeasurement	923	(2,523)

The figures above include £(104) million (FY12: £nil) attributable to non-controlling interests, refer to section (c) below.

(i) Irish long-term business
On 17 January 2012 the Group's Irish long-term business subsidiary Ark Life Assurance Company Limited (Ark Life) was classified as held for sale as a result of Allied Irish Bank ("AIB") exercising an option to purchase this entity. In addition AIB exercised its option to put its non-controlling interest in Aviva Life Holdings Ireland Limited (ALHI), another Irish Group subsidiary, to the Group. As a result this non-controlling interest was reclassified from equity to liabilities. At 31 December 2012 the net assets of Ark Life and the liability to purchase the ALHI non-controlling interest were recorded in the Group financial statements at management's best estimates of settlement value.
      On 8 March 2013 the disposal of Ark Life and the acquisition of the non-controlling interest in ALHI were completed, for cash consideration of £117 million, consistent with the estimated expected net settlement reflected at 31 December 2012, together with settlement of the non-controlling interest purchase liability of £166 million. This transaction resulted in a profit on disposal of £87 million, calculated as follows:

B5 - Subsidiaries continued

2013 £m
Assets
Intangible assets	77
Investment property	13
Financial Investments	2,955
Reinsurance assets	249
Prepayments and accrued income	9
Other assets	77
Cash and cash equivalents	362
Total assets	3,742
Liabilities
Insurance liabilities	1,338
Liability for investment contracts	1,955
Other liabilities	166
Total liabilities	3,459
Net assets disposed of	283
ALHI non-controlling interest purchase liability settled	166
Cash consideration	117
Less: Transaction costs	(6)
Net consideration	277
Currency translation reserve recycled to the income statement	93
Profit on disposal	87

(ii) Spanish long-term business - Aseval
On 18 December 2012 Aviva reached a settlement with Bankia S.A. ("Bankia") to transfer the Group's 50% interest in its subsidiary Aseval Aseguradora Valenciana, Sociedad Anónima de Seguros y Reaseguros ("Aseval"), a Spanish life assurance company, to Bankia. Aseval was classified as held for sale at this date.
      On 24 April 2013 the Group disposed of its entire holding in Aseval to Bankia for cash consideration of £502 million resulting in a profit on disposal of £197 million, calculated as follows:

2013 £m
Assets
Goodwill	189
Intangible assets	11
Financial Investments	2,378
Reinsurance assets	6
Receivables and other financial assets	12
Prepayments and accrued income	35
Other assets	10
Cash and cash equivalents	75
Total assets	2,716
Liabilities
Insurance liabilities	2,008
Payables and other financial liabilities	76
Other liabilities	120
Total liabilities	2,204
Net assets	512
Non-controlling interests before disposal	(158)
Group's Share of net assets disposed of	354
Cash consideration1	502
Less: transaction costs	(5)
Net consideration	497
Currency translation reserve recycled to the income statement	54
Profit on disposal	197

1 Cash consideration of £502 million above includes a loss of £16 million related to hedging the currency exposure on expected proceeds of the sale.

B5 - Subsidiaries continued

(iii) Malaysia
On 12 April 2013 the Group disposed of its 49% interest in its Malaysia long-term business joint ventures, CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad, to Sun Life Assurance Company of Canada, a subsidiary of Sun Life Financial Inc. for cash consideration of £153 million resulting in a profit on disposal of £39 million, calculated as follows:

2013 £m
Interest in joint ventures disposed of	120
Cash consideration	153
Less: Transaction costs	(3)
Net consideration	150
Currency translation reserve recycled to the income statement	9
Profit on disposal	39

(iv) Russia
On 8 April 2013 the Group disposed of its subsidiary in Russia, Closed Joint Stock Insurance Company Aviva (Zao) ("Aviva Russia"), to Blagosostoyanie, a non-state pension fund in Russia, for consideration of £30 million, after transaction costs. Net assets disposed of were £29 million, comprising gross assets of £155 million and gross liabilities of £126 million resulting in a profit on disposal of £1 million.

(v) Romania Pensions
On 7 May 2013 the Group sold its Romania Pensions business to MetLife, Inc. for consideration of £5 million. Net assets disposed of were £4 million, comprising gross assets of £11 million and gross liabilities of £7 million resulting in a profit on disposal of £1 million.

(vi) Poland
In 2013 the Group sold 16% of the total shares in its Polish life and general insurance joint ventures BZ-WBK Aviva Towarzystwo Ubezpiecze Ogólnych SA and BZ-WBK Aviva Towarzystwo Ubezpiecze na ycie SA, to its joint partner BZ-WBK. Aviva's remaining interest in both entities is a 34% share. Due to the change in control, the Group's investments were reclassified from joint ventures to associates and the transfer of shares resulted in a £4 million loss.

B5 - Subsidiaries continued

(vii) Discontinued operations - US long term business continued
The profit/loss on disposal and remeasurement on discontinued operations is as follows:

	2013 £m	2012 £m
Profit/(Loss) on disposal and remeasurement from discontinued operations	808	(2,359)

On 21 December 2012, the Group announced that it had agreed to sell US Life for consideration of £1.0 billion including the shareholder loan. Following classification as held for sale, US Life was remeasured to fair value less costs to sell in 2012 resulting in an impairment loss of £2,359 million recognised as a loss on remeasurement of subsidiaries.
The sale of the Aviva USA business completed on 2 October 2013 and the transaction proceeds received were based on the estimated earnings and other improvements in statutory surplus over the period from 30 June 2012 to 30 September 2013. The final purchase price is subject to customary completion adjustments. The process to agree completion adjustments is on-going and is expected to complete by mid-2014. Until the outcome of this process is known there remains uncertainty on the final determination of the completion adjustment.
      The transaction resulted in a profit on disposal of £808 million in 2013, reflecting management's best estimate of the completion adjustment. The profit on disposal, calculated as follows, includes £644 million of currency translation and investment valuation reserves recycled to the income statement on completion of the sale.

2013 £m
Assets
Acquired value of in-force business and intangible assets	445
Investment property	6
Loans	3,615
Financial Investments	28,185
Reinsurance assets	648
Receivables and other financial assets	329
Prepayments and accrued income	340
Other assets	293
Cash and cash equivalents	2,467
Total assets	36,328
Liabilities
Insurance liabilities	31,219
Liability for investment contracts	1,826
Provisions	172
Reinsurance deposits and collateral payable	654
Current and deferred tax liabilities	704
External borrowings	179
Intra-group liabilities	553
Other liabilities	308
Total liabilities	35,615
Net assets	713
Cash consideration received 1	1,434
Less: Settlement of intercompany loan	(553)
Less: transaction costs	(4)
Net cash consideration	877
Currency translation and investment valuation reserves recycled to the income statement	644
Profit on disposal	808

1    Cash consideration received of £1,434 million above includes a recognised loss of £4 million related to hedging the currency exposure on the expected proceeds of the sale. As noted above, the process to agree completion       adjustments is on-going. Until the outcome of this process is known there remains uncertainty on the final determination of the consideration.

Other comprehensive income, net of tax from discontinued operations of £(319) million includes £(215) million in fair value gains on available for sale financial instruments, £(281) million in fair value gains on available for sale financial instruments transferred to the income statement on disposal, £12 million of impairment losses transferred to the income statement, £(4) million recycled out of other comprehensive income and £169 million aggregate shareholder tax effect.

-------------------------------------------------------------

B5 - Subsidiaries continued
(c) Assets and liabilities of operations classified as held for sale
The assets and liabilities of operations classified as held for sale as at 31 December 2013 are as follows:

	2013			2012
	Total £m	US Life £m	Other £m	Total £m
Assets
Goodwill	4	-	183	183
Acquired value of in-force business and intangible assets	-	408	83	491
Interests in, and loans to, joint ventures and associates	29	-	126	126
Property and equipment	-	-	2	2
Investment property	-	6	12	18
Loans	-	3,397	-	3,397
Financial investments	2,675	31,212	5,203	36,415
Reinsurance assets	37	644	239	883
Deferred acquisition costs	6	1,468	70	1,538
Other assets	196	769	97	866
Cash and cash equivalents	351	544	373	917
	3,298	38,448	6,388	44,836
Additional impairment to write down the disposal group to fair value less costs to sell	(185)	(2,233)	-	(2,233)
Total assets	3,113	36,215	6,388	42,603
Liabilities
Insurance liabilities	(238)	(31,153)	(3,294)	(34,447)
Liability for investment contracts	(2,710)	(2,197)	(1,857)	(4,054)
Unallocated divisible surplus	4	-	(55)	(55)
Provisions	(3)	(184)	(3)	(187)
Deferred tax liabilities	(1)	(672)	(8)	(680)
Current tax liabilities	-	-	-	-
External borrowings	(29)	(145)	-	(145)
Other liabilities	(46)	(1,497)	(346)	(1,843)
Total liabilities	(3,023)	(35,848)	(5,563)	(41,411)
Net assets	90	367	825	1,192

(i) Eurovita
In the first half of 2013, the Italian long-term business Eurovita Assicurazioni S.p.A ("Eurovita") was classified as held for sale, as a result of management determining that the value of this business will principally be recovered through sale.  Finoa Srl ("Finoa"), an Italian holding company in which Aviva owns a 50% share, owns a 77.55% share of Eurovita.  During November 2013, the sale of Finoa's stake in Eurovita was announced subject to regulatory approval.
      Following classification as held for sale, Eurovita was re-measured at fair value based on the expected sales price less costs to sell of £39 million. As a result, a remeasurement loss of £178 million has been recognised within "Profit on the disposal and re-measurement of subsidiaries, joint ventures and associates" in the income statement. Aviva's share of this loss is £74 million and its share of the investment is £10 million.
      Eurovita's results continue to be consolidated. On completion of the disposal the currency translation reserves relating to Eurovita, currently recognised in equity, will be recycled to the income statement.

(ii) Other businesses
Also classified as held for sale at 31 December 2013 are operations in Indonesia, South Korea, the general insurance business in Turkey, Taiwan and other small operations.

■ In Indonesia management decided to restructure existing operations and establish a new joint venture. As Aviva's holding will change from a 60% controlling interest to a 50% joint venture the investment is classified as held for         sale at 31 December 2013. Net assets are £17 million at 31 December 2013. On 17 January 2014, Aviva and PT Astra International TbK signed an agreement to form Astra Aviva Life, a 50-50 joint venture to sell and distribute life         insurance products in Indonesia.

■ Management determined that the value of our long-term business joint venture in South Korea, in which the group has a 47% share, will be principally recovered through sale. The sale is expected to complete in 2014 with an        expected sales price of £41 million. As a result, the business has been classified as held for sale and remeasured at fair value of £19 million based on Aviva's share of the expected sales price less costs to sell. As a result, a re-       measurement loss of £20 million was recognised at 31 December 2013.

■ Management has committed to sell the Turkey general insurance business with completion of the sale expected in 2014.  As a result, the business was classified as held for sale as of 31 December 2013 and remeasured at fair         value based on the expected sales price less costs to sell of £2 million resulting in a remeasurement loss of £9 million.

■ The Group's Taiwan joint venture, First-Aviva Life Insurance Co Ltd is classified as held for sale.

Significant restrictions
In certain jurisdictions the ability of subsidiaries to transfer funds to the Group in the form of cash dividends or to repay loans and advances is subject to local corporate or insurance laws and regulations and solvency requirements. We do not believe that these requirements constitute a material limitation on the ability of the subsidiaries to transfer funds to the Group. There are no protective rights of non-controlling interests which significantly restrict the Group's ability to access or use the assets and settle the liabilities of the Group.

B6 - Segmental information
The Group's results can be segmented, either by activity or by geography. Our primary reporting format is on market reporting lines, with supplementary information being given by business activity. This note provides segmental information on the consolidated income statement and consolidated statement of financial position.
      The Group has determined its operating segments along market reporting lines. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group CEO for the operating segment for which they are responsible.
      Following announcements in the first quarter of 2013 relating to modifications to its management structure, the Group's operating segments were changed to align them with the revised organisational reporting structure. These segments are set out below. Results for prior periods have been restated to facilitate comparison.

United Kingdom & Ireland
The United Kingdom and Ireland comprises two operating segments - Life and General Insurance. The principal activities of our UK and Ireland Life operations are life insurance, long-term health (in the UK) and accident insurance, savings, pensions and annuity business, whilst UK and Ireland General Insurance provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability (such as employers' liability and professional indemnity liability) and medical expenses. UK & Ireland General Insurance includes the results of our Ireland Health business.

France
The principal activities of our French operations are long-term business and general insurance. The long-term business offers a range of long-term insurance and savings products, primarily for individuals, with a focus on the unit-linked market. The general insurance business predominantly sells personal and small commercial lines insurance products through agents and a direct insurer.

Poland
Activities in Poland comprise long-term business and general insurance operations.

Italy, Spain and Other
These countries are not individually significant at a Group level, so have been aggregated into a single reporting segment in line with IFRS 8. This segment includes our operations in Italy and Spain (including Aseval up until the date of its disposal in April 2013). The principal activities of our Italian operations are long-term business and general insurance. The life business offers a range of long-term insurance and savings products, and the general insurance business provides motor and home insurance products to individuals, as well as small commercial risk insurance to businesses. As set out in note B5 (c), the operations of Eurovita have been classified as held for sale during 2013. The principal activity of the Spanish operation is the sale of long-term business, accident and health insurance and a selection of savings products. Our Other European operations include our life operations in Turkey and our Turkish general insurance business (which is held for sale as at 31 December 2013). This segment also includes the results of our Russian, Czech, Hungarian and Romanian businesses until the date of their disposals.

Canada
The principal activity of the Canadian operation is general insurance. In particular it provides personal and commercial lines insurance products principally through intermediaries and insurance brokers.

Asia
Our activities in Asia principally comprise our long-term business operations in China, India, Singapore, Hong Kong and Vietnam as well as our life operations in Taiwan, Indonesia and South Korea which are held for sale as at the balance sheet date. This segment also includes the results of Sri Lanka and Malaysia until the date of their disposals (in December 2012 and April 2013, respectively). Asia also includes general insurance operations in Singapore and health operations in Indonesia (which is held for sale at 31 December 2013) -  see note B5.

Aviva Investors
Aviva Investors operates in most of the markets in which the Group operates, in particular the UK, France and Canada and other international businesses, managing policyholders' and shareholders' invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. The internal asset management operations of Aviva Investors North America were sold with the Group's US life operations and are classified as a discontinued operation in these financial statements.

Other Group activities
Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in 'Other Group activities', along with central core structural borrowings and certain tax balances in the segmental statement of financial position. The results of our reinsurance operations are also included in this segment.

Discontinued operations
In October 2013 the Group sold its US life operations (including the related internal asset management operations of Aviva Investors), which has been presented as a discontinued operation in the income statement, statement of comprehensive income and statement of cash flows.

B6 - Segmental information continued
(a) (i) Segmental income statement for the year ended 31 December 2013

	United Kingdom & Ireland		Europe
	Life £m	GI £m	France £m	Poland £m	Italy,Spain and Other £m	Canada £m	Asia £m	Aviva Investors2 £m	Other Group activities3 £m	Continuing operations £m	Discontinued operations4 £m	Total £m
Gross written premiums	4,971	4,664	5,634	484	3,277	2,318	678	-	9	22,035	1,589	23,624
Premiums ceded to reinsurers	(743)	(455)	(63)	(6)	(79)	(60)	(146)	-	6	(1,546)	(100)	(1,646)
Internal reinsurance revenue	-	(9)	(6)	(3)	(5)	(8)	-	-	31	-	-	-
Premiums written net of reinsurance	4,228	4,200	5,565	475	3,193	2,250	532	-	46	20,489	1,489	21,978
Net change in provision for unearned premiums	(9)	185	(25)	(2)	31	(54)	8	-	-	134	-	134
Net earned premiums	4,219	4,385	5,540	473	3,224	2,196	540	-	46	20,623	1,489	22,112
Fee and commission income	424	198	134	60	115	40	14	294	-	1,279	28	1,307
	4,643	4,583	5,674	533	3,339	2,236	554	294	46	21,902	1,517	23,419
Net investment income/(expense)	6,898	293	3,388	180	1,628	17	40	92	(27)	12,509	2,340	14,849
Inter-segment revenue	-	-	-	-	-	-	-	143	-	143	49	192
Share of profit of joint ventures and associates	88	-	8	3	6	-	15	-	-	120	-	120
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	87	-	-	(4)	13	-	19	-	-	115	808	923
Segmental income1	11,716	4,876	9,070	712	4,986	2,253	628	529	19	34,789	4,714	39,503
Claims and benefits paid, net of recoveries from reinsurers	(8,960)	(2,818)	(4,858)	(363)	(3,222)	(1,342)	(489)	-	(41)	(22,093)	(2,037)	(24,130)
Change in insurance liabilities, net of reinsurance	4,102	119	(1,618)	(103)	(2)	(42)	92	-	(55)	2,493	(312)	2,181
Change in investment contract provisions	(4,829)	-	(1,725)	34	(386)	-	-	(144)	-	(7,050)	(31)	(7,081)
Change in unallocated divisible surplus	199	-	426	16	(363)	-	2	-	-	280	-	280
Fee and commission expense	(598)	(1,479)	(554)	(60)	(286)	(620)	(61)	(23)	(294)	(3,975)	(438)	(4,413)
Other expenses	(370)	(301)	(280)	(51)	(214)	(136)	(73)	(446)	(349)	(2,220)	(293)	(2,513)
Inter-segment expenses	(129)	(4)	-	(7)	-	(3)	-	-	-	(143)	(49)	(192)
Finance costs	(224)	(6)	(4)	-	(4)	(6)	-	(5)	(360)	(609)	(16)	(625)
Segmental expenses	(10,809)	(4,489)	(8,613)	(534)	(4,477)	(2,149)	(529)	(618)	(1,099)	(33,317)	(3,176)	(36,493)
Profit/(loss) before tax	907	387	457	178	509	104	99	(89)	(1,080)	1,472	1,538	3,010
Tax attributable to policyholders' returns	(190)	-	-	-	-	-	(1)	-	-	(191)	-	(191)
Profit/(loss) before tax attributable to shareholders' profits	717	387	457	178	509	104	98	(89)	(1,080)	1,281	1,538	2,819
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	-	7	21	-	-	-	-	-	(28)	-	-	-
Investment return variances and economic assumption changes on life business	414	-	(70)	1	(267)	-	(29)	-	-	49	(452)	(403)
Short-term fluctuation in return on investments backing non-life business	-	74	15	-	12	122	-	-	113	336	-	336
Economic assumption changes on general insurance and health business	-	(28)	-	-	-	(4)	-	-	(1)	(33)	-	(33)
Impairment of goodwill, joint ventures and associates	-	-	-	-	48	-	29	-	-	77	-	77
Amortisation and impairment of intangibles	21	1	-	-	17	15	1	22	14	91	9	100
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	(87)	-	-	4	(13)	-	(19)	-	-	(115)	(808)	(923)
Integration and restructuring costs	59	24	25	1	8	9	7	41	189	363	3	366
Operating profit/(loss) before tax attributable to shareholders	1,124	465	448	184	314	246	87	(26)	(793)	2,049	290	2,339

1    Total reported income, excluding inter-segment revenue, includes £15,862 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical origin which does not differ       materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

2 Aviva Investors operating profit includes £2 million profit relating to the Aviva Investors Pooled Pensions business.
3 Other Group activities include Group Reinsurance.
4 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). For further details see note B5.

B6 - Segmental information continued
(a) (ii) Segmental income statement for the year ended 31 December 2012 - (Restated)4

	United Kingdom & Ireland		Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors2 £m	Other Group activities3 £m	Continuing operations £m	Discontinued operations5 £m	Total £m
Gross written premiums	6,363	4,951	4,763	441	3,195	2,248	740	-	43	22,744	3,796	26,540
Premiums ceded to reinsurers	(740)	(450)	(55)	(6)	(150)	(63)	(101)	-	(6)	(1,571)	(207)	(1,778)
Internal reinsurance revenue	-	(11)	(6)	(2)	(9)	(9)	(3)	-	40	-	-	-
Premiums written net of reinsurance	5,623	4,490	4,702	433	3,036	2,176	636	-	77	21,173	3,589	24,762
Net change in provision for unearned premiums	(15)	63	(28)	(3)	3	(31)	(5)	-	-	(16)	-	(16)
Net earned premiums	5,608	4,553	4,674	430	3,039	2,145	631	-	77	21,157	3,589	24,746
Fee and commission income	448	180	121	57	131	42	10	279	5	1,273	23	1,296
	6,056	4,733	4,795	487	3,170	2,187	641	279	82	22,430	3,612	26,042
Net investment income/(expense)	8,561	514	8,047	401	3,136	140	283	(8)	61	21,135	2,241	23,376
Inter-segment revenue	-	-	-	-	-	-	-	134	-	134	75	209
Share of (loss)/profit of joint ventures and associates	(15)	-	8	2	2	-	(3)	7	(256)	(255)	-	(255)
(Loss)/profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	(2)	(21)	-	-	7	-	12	-	(160)	(164)	(2,359)	(2,523)
Segmental income1	14,600	5,226	12,850	890	6,315	2,327	933	412	(273)	43,280	3,569	46,849
Claims and benefits paid, net of recoveries from reinsurers	(9,224)	(2,915)	(5,272)	(341)	(3,934)	(1,268)	(589)	-	(58)	(23,601)	(2,721)	(26,322)
Change in insurance liabilities, net of reinsurance	404	(30)	(880)	(241)	359	(40)	(17)	-	15	(430)	(1,566)	(1,996)
Change in investment contract provisions	(3,151)	-	(983)	19	(296)	-	-	(39)	-	(4,450)	(77)	(4,527)
Change in unallocated divisible surplus	(347)	-	(4,359)	(30)	(1,491)	-	(89)	-	-	(6,316)	-	(6,316)
Fee and commission expense	(854)	(1,544)	(604)	(60)	(362)	(611)	(86)	(24)	(312)	(4,457)	(498)	(4,955)
Other expenses	(749)	(465)	(268)	(56)	(316)	(151)	(67)	(342)	(429)	(2,843)	(1,307)	(4,150)
Inter-segment expenses	(122)	(3)	-	(5)	-	(4)	-	-	-	(134)	(75)	(209)
Finance costs	(252)	(21)	(2)	-	(2)	(8)	-	(5)	(363)	(653)	(21)	(674)
Segmental expenses	(14,295)	(4,978)	(12,368)	(714)	(6,042)	(2,082)	(848)	(410)	(1,147)	(42,884)	(6,265)	(49,149)
Profit/(loss) before tax	305	248	482	176	273	245	85	2	(1,420)	396	(2,696)	(2,300)
Tax attributable to policyholders' returns	(198)	-	-	-	-	-	(23)	-	-	(221)	-	(221)
Profit/(loss) before tax attributable to shareholders' profits	107	248	482	176	273	245	62	2	(1,420)	175	(2,696)	(2,521)
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	7	32	25	-	6	-	-	1	(71)	-	-	-
Investment return variances and economic assumption changes on life business	663	-	(28)	(13)	-	-	(2)	-	-	620	(342)	278
Short-term fluctuation in return on investments backing non-life business	-	(17)	(68)	(1)	(43)	10	-	-	112	(7)	-	(7)
Economic assumption changes on general insurance and health business	-	20	-	-	-	-	-	-	1	21	-	21
Impairment of goodwill, joint ventures and associates6	(1)	-	-	-	108	-	-	-	(47)	60	782	842
Amortisation and impairment of intangibles	54	6	-	-	16	11	1	6	34	128	129	257
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	2	21	-	-	(7)	-	(12)	-	160	164	2,359	2,523
Integration and restructuring costs	71	170	11	5	12	11	4	33	144	461	7	468
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	-	-	-	-	-	523	523	-	523
Share of Delta Lloyd's tax expense, as an associate	-	-	-	-	-	-	-	-	(107)	(107)	-	(107)
Operating profit/(loss) before tax attributable to shareholders	903	480	422	167	365	277	53	42	(671)	2,038	239	2,277

1    Total reported income, excluding inter-segment revenue, includes £18,582 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical origin which does not differ       materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

2 Aviva Investors operating profit includes £3 million profit relating to Aviva Investors Pooled Pensions business.
3 Other Group activities include Group Reinsurance.
4 Restated for the adoption of revised IAS19 and IFRS 10. See note B2 for further details. Also restated for the revised segmentation per note B4.
5 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). For further details see note B5.
6 Other Group activities included a reversal of an impairment in respect of our investment in Delta Lloyd of £205 million.

B6 - Segmental information continued
(a) (iii) Segmental statement of financial position as at 31 December 2013

	United Kingdom & Ireland		Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	-	1,039	-	9	303	49	49	27	-	1,476
Acquired value of in-force business and intangible assets	148	2	122	8	637	58	2	48	43	1,068
Interests in, and loans to, joint ventures and associates	1,001	-	153	9	94	-	210	-	-	1,467
Property and equipment	22	20	229	2	5	12	4	1	18	313
Investment property	6,364	7	1,545	-	2	-	-	982	551	9,451
Loans	22,629	270	852	-	23	76	29	-	-	23,879
Financial investments	89,680	4,638	65,601	3,045	20,469	3,435	2,681	687	2,725	192,961
Deferred acquisition costs	1,316	456	229	23	100	268	4	-	1	2,397
Other assets	19,084	4,150	9,919	220	1,967	1,081	343	532	5,455	42,751
Assets of operations classified as held for sale	-	-	-	-	3,042	-	62	-	9	3,113
Total assets	140,244	10,582	78,650	3,316	26,642	4,979	3,384	2,277	8,802	278,876
Insurance liabilities
Long-term business and outstanding claims provisions	67,484	5,657	16,185	2,640	9,575	2,372	2,142	-	45	106,100
Unearned premiums	248	2,094	404	43	298	1,088	50	-	1	4,226
Other insurance liabilities	-	84	50	-	1	92	-	-	2	229
Liability for investment contracts	54,679	-	49,856	14	9,750	-	-	1,759	-	116,058
Unallocated divisible surplus	1,857	-	4,292	72	342	-	150	-	-	6,713
Net asset value attributable to unitholders	287	-	3,032	-	324	-	-	-	6,719	10,362
External borrowings	2,620	-	-	-	72	-	-	-	5,127	7,819
Other liabilities, including inter-segment liabilities	6,987	(3,412)	2,650	114	963	444	279	272	5,032	13,329
Liabilities of operations classified as held for sale	-	-	-	-	3,003	-	20	-	-	3,023
Total liabilities	134,162	4,423	76,469	2,883	24,328	3,996	2,641	2,031	16,926	267,859
Total equity										11,017
Total equity and liabilities										278,876

B6 - Segmental information continued
(a) (iv) Segmental statement of financial position as at 31 December 2012 - (Restated)1

	United Kingdom & Ireland		Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	United States £m	Other Group activities £m	Total £m
Goodwill	-	1,037	-	9	342	50	55	27	-	-	1,520
Acquired value of in-force business and intangible assets	140	3	133	10	633	49	5	56	-	55	1,084
Interests in, and loans to, joint ventures and associates	1,132	-	148	10	116	-	245	4	-	-	1,655
Property and equipment	91	13	220	2	8	21	6	5	-	25	391
Investment property	6,774	8	1,342	-	2	-	-	1,093	-	720	9,939
Loans	23,193	369	848	-	14	83	30	-	-	-	24,537
Financial investments	90,182	3,946	59,853	2,920	21,917	3,766	2,808	759	-	2,592	188,743
Deferred acquisition costs	1,357	519	211	19	117	275	5	-	-	-	2,503
Other assets	16,756	5,074	11,421	201	2,561	1,053	335	436	-	3,655	41,492
Assets of operations classified as held for sale	3,490	-	-	-	2,762	-	126	28	36,187	10	42,603
Total assets	143,115	10,969	74,176	3,171	28,472	5,297	3,615	2,408	36,187	7,057	314,467
Insurance liabilities
Long-term business and outstanding claims provisions	71,282	5,846	14,194	2,517	9,733	2,494	2,285	-	-	51	108,402
Unearned premiums	238	2,274	369	41	335	1,127	55	-	-	2	4,441
Other insurance liabilities	-	86	61	-	1	98	-	-	-	2	248
Liability for investment contracts	49,719	-	46,952	47	11,893	-	-	1,883	-	-	110,494
Unallocated divisible surplus	2,055	-	4,591	86	38	-	161	-	-	-	6,931
Net asset value attributable to unitholders	320	-	3,351	-	278	-	-	-	-	6,034	9,983
External borrowings	2,934	-	-	-	101	-	-	-	-	5,144	8,179
Other liabilities, including inter-segment liabilities	7,439	(4,696)	2,563	99	936	467	236	255	-	5,719	13,018
Liabilities of operations classified as held for sale	3,257	-	-	-	2,304	-	-	13	35,835	2	41,411
Total liabilities	137,244	3,510	72,081	2,790	25,619	4,186	2,737	2,151	35,835	16,954	303,107
Total equity											11,360
Total equity and liabilities											314,467

1    The statement of financial position has been restated following the adoption of IFRS 10 'Consolidated Financial Statements'- see note B2 for details. There is no impact on the result for the year ended 31 December 2012 as a result of this restatement.

(b) Further analysis by products and services
The Group's results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.

Long-term business
Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.

General insurance and health
Our general insurance and health business provides insurance cover to individuals and to small and medium sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses.

Fund management
Our fund management business invests policyholders' and shareholders' funds, provides investment management services for institutional pension fund mandates and manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Other
Other includes service companies, head office expenses such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

Discontinued operations and Delta Lloyd
In the products and services analysis, the results of US Life (including the related internal asset management business) for all periods are presented as discontinued operations up to the date of disposal in October 2013. The Group's share of the results of its interest in Delta Lloyd are shown as an associate until 5 July 2012 and, from 6 July 2012 until disposal in January 2013, as a financial investment, and are shown only within other activities within continuing operations.

B6 - Segmental information continued
(b) (i) Segmental income statement - products and services for the year ended 31 December 2013

	Life business £m	General insurance and health2 £m	Fund management £m	Other £m	Total £m
Gross written premiums1	12,674	9,361	-	-	22,035
Premiums ceded to reinsurers	(905)	(641)	-	-	(1,546)
Premiums written net of reinsurance	11,769	8,720	-	-	20,489
Net change in provision for unearned premiums	-	134	-	-	134
Net earned premiums	11,769	8,854	-	-	20,623
Fee and commission income	600	80	348	251	1,279
	12,369	8,934	348	251	21,902
Net investment income/(expense)	12,184	349	3	(27)	12,509
Inter-segment revenue	-	-	143	-	143
Share of profit of joint ventures and associates	117	3	-	-	120
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	125	(10)	-	-	115
Segmental income	24,795	9,276	494	224	34,789
Claims and benefits paid, net of recoveries from reinsurers	(16,333)	(5,760)	-	-	(22,093)
Change in insurance liabilities, net of reinsurance	2,519	(26)	-	-	2,493
Change in investment contract provisions	(7,050)	-	-	-	(7,050)
Change in unallocated divisible surplus	280	-	-	-	280
Fee and commission expense	(1,078)	(2,492)	(34)	(371)	(3,975)
Other expenses	(764)	(495)	(369)	(592)	(2,220)
Inter-segment expenses	(134)	(9)	-	-	(143)
Finance costs	(163)	(11)	(60)	(375)	(609)
Segmental expenses	(22,723)	(8,793)	(463)	(1,338)	(33,317)
Profit before tax from continuing operations	2,072	483	31	(1,114)	1,472
Tax attributable to policyholder returns	(191)	-	-	-	(191)
Profit before tax attributable to shareholders' profits	1,881	483	31	(1,114)	1,281
Adjusted for:
Non-operating items from continuing operations	20	314	62	372	768
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,901	797	93	(742)	2,049
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations3	272	-	31	(13)	290
Operating profit/(loss) before tax attributable to shareholders' profits	2,173	797	124	(755)	2,339

1    Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £246 million, of which £142 million relates to property and liability insurance and £104 million relates to long-term       business.

2 General insurance and health business segment includes gross written premiums of £1,196 million relating to health business. The remaining business relates to property and liability insurance.
3 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). For further details see note B5.

B6 - Segmental information continued
(b) (ii) Segmental income statement - products and services for the year ended 31 December 2012 - (Restated)3

	Life business £m	General insurance and health2 £m	Fund management £m	Other £m	Total £m
Gross written premiums1	13,209	9,535	-	-	22,744
Premiums ceded to reinsurers	(930)	(641)	-	-	(1,571)
Premiums written net of reinsurance	12,279	8,894	-	-	21,173
Net change in provision for unearned premiums	-	(16)	-	-	(16)
Net earned premiums	12,279	8,878	-	-	21,157
Fee and commission income	632	65	331	245	1,273
	12,911	8,943	331	245	22,430
Net investment income	20,236	823	6	70	21,135
Inter-segment revenue	-	-	127	-	127
Share of (loss)/profit of joint ventures and associates	(5)	1	3	(254)	(255)
Loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	(6)	(21)	-	(137)	(164)
Segmental income	33,136	9,746	467	(76)	43,273
Claims and benefits paid, net of recoveries from reinsurers	(17,839)	(5,762)	-	-	(23,601)
Change in insurance liabilities, net of reinsurance	(359)	(71)	-	-	(430)
Change in investment contract provisions	(4,450)	-	-	-	(4,450)
Change in unallocated divisible surplus	(6,316)	-	-	-	(6,316)
Fee and commission expense	(1,522)	(2,523)	(32)	(380)	(4,457)
Other expenses	(1,251)	(715)	(368)	(509)	(2,843)
Inter-segment expenses	(116)	(11)	-	-	(127)
Finance costs	(198)	(28)	(56)	(371)	(653)
Segmental expenses	(32,051)	(9,110)	(456)	(1,260)	(42,877)
Profit/(loss) before tax from continuing operations	1,085	636	11	(1,336)	396
Tax attributable to policyholder returns	(221)	-	-	-	(221)
Profit/(loss) before tax attributable to shareholders' profits	864	636	11	(1,336)	175
Adjusted for:
Non-operating items from continuing operations (excluding Delta Lloyd as an associate)	967	258	40	182	1,447
Share of Delta Lloyd's non-operating items (before tax), as an associate	-	-	-	523	523
Share of Delta Lloyd's tax expense, as an associate	-	-	-	(107)	(107)
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,831	894	51	(738)	2,038
Operating profit/(loss) before tax attributable to shareholders' profits from discontinued operations4	200	-	55	(16)	239
Operating profit/(loss) before tax attributable to shareholders' profits	2,031	894	106	(754)	2,277

1    Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £370 million, of which £130 million relates to property and liability insurance and £240 million relates to long-term       business.

2 General insurance and health business segment includes gross written premiums of £1,164 million relating to health business. The remaining business relates to property and liability insurance.
3 Restated for the adoption of revised IAS19 and IFRS10. See note B2 for further details.
4 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) until the date of disposal (2 October 2013). For further details see note B5.

B6 - Segmental information continued
(b) (iii) Segmental statement of financial position as at 31 December 2013

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	328	1,048	27	73	1,476
Acquired value of in-force business and intangible assets	791	160	48	69	1,068
Interests in, and loans to, joint ventures and associates	1,462	5	-	-	1,467
Property and equipment	187	91	1	34	313
Investment property	8,760	140	-	551	9,451
Loans	23,523	346	-	10	23,879
Financial investments	179,653	10,717	35	2,556	192,961
Deferred acquisition costs	1,525	862	10	-	2,397
Other assets	29,673	4,815	459	7,804	42,751
Assets of operations classified as held for sale	2,949	164	-	-	3,113
Total assets	248,851	18,348	580	11,097	278,876
Gross insurance liabilities	96,153	14,402	-	-	110,555
Gross liabilities for investment contracts	116,058	-	-	-	116,058
Unallocated divisible surplus	6,713	-	-	-	6,713
Net asset value attributable to unitholders	3,643	-	-	6,719	10,362
External borrowings	2,678	-	-	5,141	7,819
Other liabilities, including inter-segment liabilities	9,323	(2,629)	346	6,289	13,329
Liabilities of operations classified as held for sale	2,881	142	-	-	3,023
Total liabilities	237,449	11,915	346	18,149	267,859
Total equity					11,017
Total equity and liabilities					278,876

(b) (iv) Segmental statement of financial position as at 31 December 2012 - (Restated)1

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	361	1,060	27	72	1,520
Acquired value of in-force business and intangible assets	799	146	56	83	1,084
Interests in, and loans to, joint ventures and associates	1,646	5	4	-	1,655
Property and equipment	253	94	5	39	391
Investment property	9,080	139	-	720	9,939
Loans	24,085	433	-	19	24,537
Financial investments	175,889	9,266	39	3,549	188,743
Deferred acquisition costs	1,550	939	14	-	2,503
Other assets	29,185	7,237	453	4,617	41,492
Assets of operations classified as held for sale	42,564	11	28	-	42,603
Total assets	285,412	19,330	626	9,099	314,467
Gross insurance liabilities	98,086	15,005	-	-	113,091
Gross liabilities for investment contracts	110,494	-	-	-	110,494
Unallocated divisible surplus	6,931	-	-	-	6,931
Net asset value attributable to unitholders	3,949	-	-	6,034	9,983
External borrowings	3,019	-	-	5,160	8,179
Other liabilities, including inter-segment liabilities	8,734	(2,661)	334	6,611	13,018
Liabilities of operations classified as held for sale	41,237	2	13	159	41,411
Total liabilities	272,450	12,346	347	17,964	303,107
Total equity					11,360
Total equity and liabilities					314,467

1    The statement of financial position has been restated following the adoption of IFRS 10 'Consolidated Financial Statements'- see note B2 for details. There is no impact on the result for the year ended 31 December 2012 as a result       of this restatement.

B7 - Tax
This note analyses the tax charge for the year and explains the factors that affect it.

(a) Tax charged/(credited) to the income statement
(i)   The total tax charge comprises:

	2013 £m	Restated1 2012 £m
Current tax
For this year	517	531
Prior year adjustments	13	(47)
Total current tax from continuing operations	530	484
Deferred tax
Origination and reversal of temporary differences	63	(33)
Changes in tax rates or tax laws	(13)	(12)
Write-down of deferred tax assets	14	43
Total deferred tax from continuing operations	64	(2)
Total tax charged to income statement from continuing operations	594	482
Total tax charged to income statement from discontinued operations	265	152
Total tax charged to income statement	859	634

1 Restated for the adoption of revised IAS19. See note B2 for further details.

(ii)  The Group, as a proxy for policyholders in the UK, Ireland and Singapore, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Irish and Singapore life insurance policyholder returns is included in the tax charge. The tax charge attributable to policyholders' returns included in the charge above is £191 million (FY12: £221 million).

(iii) The tax charge/(credit) can be analysed as follows:

	2013 £m	Restated1 2012 £m
UK tax	76	(1)
Overseas tax	783	635
	859	634

1 Restated for the adoption of revised IAS19. See note B2 for further details.

(iv) Unrecognised tax losses and temporary differences of previous years were used to reduce the current tax expense and deferred tax expense by £3 million and £57 million (FY12: £7 million and £11 million), respectively.

(v)  Deferred tax charged/(credited) to the income statement represents movements on the following items:

	2013 £m	Restated1 2012 £m
Long-term business technical provisions and other insurance items	(24)	(1,868)
Deferred acquisition costs	(90)	254
Unrealised gains on investments	145	2,312
Pensions and other post-retirement obligations	6	12
Unused losses and tax credits	112	(30)
Subsidiaries, associates and joint ventures	(2)	-
Intangibles and additional value of in-force long-term business	(6)	(12)
Provisions and other temporary differences	(77)	(670)
Deferred tax charged/(credited) to income statement from continuing operations	64	(2)
Deferred tax charged to income statement from discontinued operations	187	143
Total deferred tax charged to income statement	251	141

1 Restated for the adoption of revised IAS19. See note B2 for further details.

B7 - Tax continued
(b) Tax (credited)/charged to other comprehensive income
(i)   The total tax credit comprises:

	2013 £m	Restated1 2012 £m
Current tax from continuing operations
In respect of pensions and other post-retirement obligations	(15)	(28)
In respect of foreign exchange movements	6	(17)
	(9)	(45)
Deferred tax from continuing operations
In respect of pensions and other post-retirement obligations	(110)	(160)
In respect of fair value gains on owner-occupied properties	-	(1)
In respect of unrealised gains on investments	8	9
	(102)	(152)
Tax credited to other comprehensive income arising from continuing operations	(111)	(197)
Tax (credited)/charged to other comprehensive income arising from discontinued operations	(169)	107
Total tax credited to other comprehensive income	(280)	(90)

1 Restated for the adoption of revised IAS19. See note B2 for further details.

(ii)  The tax charge attributable to policyholders' returns included above is £nil (FY12: £nil).

(c) Tax credited to equity
Tax credited directly to equity in the year amounted to £52 million (FY12: £18 million). This comprises £22 million in respect of coupon payments on the direct capital instruments and fixed rate tier 1 notes and £30 million in respect of the currency translation reserve recycled to the income statement on the sale of Aviva USA Corporation.

(d) Tax reconciliation
The tax on the Group's profit/(loss) before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	Shareholder £m	Policyholder £m	2013 Total £m	Shareholder £m	Policyholder £m	Restated1 2012 Total £m
Total profit/(loss) before tax	2,819	191	3,010	(2,521)	221	(2,300)

Tax calculated at standard UK corporation tax rate of 23.25% (2012: 24.5%)	656	44	714	(618)	54	(564)
Reconciling items
Different basis of tax - policyholders	-	147	147	-	170	170
Adjustment to tax charge in respect of prior years	(18)	-	(18)	(20)	-	(20)
Non-assessable income and items not taxed at the full statutory rate	(54)	-	(54)	(86)	-	(86)
Non-taxable (profit)/loss on sale of subsidiaries and associates	(154)	-	(154)	872	-	872
Disallowable expenses	98	-	98	418	-	418
Different local basis of tax on overseas profits	184	-	184	(142)	(3)	(145)
Change in future local statutory tax rates	(9)	-	(9)	(13)	-	(13)
Movement in deferred tax not recognised	(21)	-	(21)	(69)	-	(69)
Tax effect of (profit)/loss from associates and joint ventures	(10)	-	(10)	75	-	75
Other	(4)	-	(4)	(4)	-	(4)
Total tax charged to income statement	668	191	859	413	221	634

1 Restated for the adoption of revised IAS19. See note B2 for further details.

The tax charge attributable to policyholders' returns is removed from the Group's total profit/(loss) before tax in arriving at the Group's profit/(loss) before tax attributable to shareholders' profits. As the net of tax profits attributable to with-profit and unit-linked policyholders is zero, the Group's pre-tax profit attributable to policyholders is an amount equal and opposite to the tax charge attributable to policyholders included in the total tax charge. The difference between the policyholder tax charge and the impact of this item in the tax reconciliation can be explained as follows:

	2013 £m	2012 £m
Tax attributable to policyholder returns	191	221
UK corporation tax at a rate of 23.25% (2012: 24.5%) in respect of the policyholder tax deduction	(44)	(54)
Different local basis of tax of overseas profits	-	3
Different basis of tax - policyholders per tax reconciliation	147	170

The UK corporation tax rate reduced to 23% from 1 April 2013. Legislation was substantively enacted in July 2013 to reduce the main rate of UK corporation tax to 21% from 1 April 2014, with a further reduction to 20% from 1 April 2015. The 20% rate has been used in the calculation of the UK's deferred tax assets and liabilities as at 31 December 2013.

B8 - Earnings per share
This note shows how we calculate earnings per share, based both on the present shares in issue (the basic earnings per share) and the potential future shares in issue, including conversion of share options granted to employees (the diluted earnings per share). We have also shown the same calculations based on our operating profit as we believe this gives a better indication of operating performance.

(a) Basic earnings per share
(i)   The profit/(loss) attributable to ordinary shareholders is:

			2013			Restated1 2012
Continuing operations	Operating profit £m	Non-operating items £m	Total £m	Operating profit £m	Non-operating items £m	Total £m
Profit/(loss) before tax attributable to shareholders' profits	2,049	(768)	1,281	2,038	(1,970)	68
Share of Delta Lloyd's tax expense as an associate	-	-	-	(28)	135	107
Profit/(loss) before tax	2,049	(768)	1,281	2,010	(1,835)	175
Tax attributable to shareholders' profit/(loss)	(534)	131	(403)	(499)	238	(261)
Profit/(loss) for the year	1,515	(637)	878	1,511	(1,597)	(86)
Amount attributable to non-controlling interests	(174)	31	(143)	(184)	16	(168)
Cumulative preference dividends for the year	(17)	-	(17)	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax)	(70)	-	(70)	(55)	-	(55)
Profit/(loss) attributable to ordinary shareholders from continuing operations	1,254	(606)	648	1,255	(1,581)	(326)
Profit/(loss) attributable to ordinary shareholders from discontinued operations	207	1,066	1,273	161	(3,009)	(2,848)
Profit/(loss) attributable to ordinary shareholders	1,461	460	1,921	1,416	(4,590)	(3,174)

1 Restated for the adoption of revised IAS19. See note B2 for further details.

(ii)  Basic earnings per share is calculated as follows:

			2013			Restated2 2012
Continuing operations	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI1 £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI1 £m	Per share p
Operating profit attributable to ordinary shareholders	2,049	1,254	42.6	2,038	1,255	43.1
Non-operating items:
Investment return variances and economic assumption changes on life business	(49)	(142)	(4.8)	(620)	(499)	(17.1)
Short-term fluctuation in return on investments backing non life business	(336)	(254)	(8.6)	7	9	0.3
Economic assumption changes on general insurance and health business	33	27	0.9	(21)	(16)	(0.6)
Impairment of goodwill, associates and joint ventures	(77)	(77)	(2.6)	(60)	(60)	(2.1)
Amortisation and impairment of intangibles	(91)	(65)	(2.2)	(128)	(84)	(2.9)
Profit/(loss) on disposal and remeasurement of subsidiaries, joint ventures and associates	115	220	7.4	(164)	(164)	(5.6)
Integration and restructuring costs and exceptional items	(363)	(315)	(10.7)	(461)	(379)	(13.0)
Share of Delta Lloyd's non-operating items (before tax) as an associate	-	-	-	(523)	(388)	(13.3)
Share of Delta Lloyd's tax expense, as an associate	-	-	-	107	-	-
Profit/(loss) attributable to ordinary shareholders from continuing operations	1,281	648	22.0	175	(326)	(11.2)
Profit/(loss) attributable to ordinary shareholders from discontinued operations	1,538	1,273	43.3	(2,696)	(2,848)	(97.9)
Profit/(loss) attributable to ordinary shareholders	2,819	1,921	65.3	(2,521)	(3,174)	(109.1)

1 DCI includes direct capital instruments and fixed rate tier 1 notes.
2 Restated for the adoption of revised IAS19. See note B2 for further details.

(iii) The calculation of basic earnings per share uses a weighted average of 2,940 million (FY12: 2,910 million) ordinary shares in issue, after deducting shares owned by the employee share trusts. The actual number of shares in issue at 31 December 2013 was 2,947 million (FY12: 2,946 million) and 2,938 million (FY12: 2,936 million) excluding shares owned by the employee share trusts.

B8 - Earnings per share continued
(b) Diluted earnings per share
(i)   Diluted earnings per share is calculated as follows:

			2013			Restated2 2012
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Profit/(loss) attributable to ordinary shareholders	648	2,940	22.0	(326)	2,910	(11.2)
Dilutive effect of share awards and options	-	39	(0.2)	-	44	-
Diluted earnings/(loss) per share from continuing operations1	648	2,979	21.8	(326)	2,954	(11.2)
Profit/(loss) attributable to ordinary shareholders	1,273	2,940	43.3	(2,848)	2,910	(97.9)
Dilutive effect of share awards and options	-	39	(0.6)	-	44	-
Diluted earnings/(loss) per share from discontinued operations1	1,273	2,979	42.7	(2,848)	2,954	(97.9)
Diluted earnings/(loss) per share	1,921	2,979	64.5	(3,174)	2,954	(109.1)

1 Losses have an anti-dilutive effect. Therefore the basic and diluted earnings for 2012 have remained the same.
2 Restated for the adoption of revised IAS19. See note B2 for further details.

(ii)  Diluted earnings per share on operating profit attributable to ordinary shareholders is calculated as follows:

			2013			Restated1 2012
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Operating profit attributable to ordinary shareholders	1,254	2,940	42.6	1,255	2,910	43.1
Dilutive effect of share awards and options	-	39	(0.5)	-	44	(0.6)
Diluted operating profit per share from continuing operations	1,254	2,979	42.1	1,255	2,954	42.5
Operating profit attributable to ordinary shareholders	207	2,940	7.0	161	2,910	5.5
Dilutive effect of share awards and options	-	39	(0.1)	-	44	(0.1)
Diluted operating profit per share from discontinued operations	207	2,979	6.9	161	2,954	5.4
Diluted operating profit per share	1,461	2,979	49.0	1,416	2,954	47.9

1 Restated for the adoption of revised IAS19. See note B2 for further details.

B9 - Dividends and appropriations
This note analyses the total dividends and other appropriations we paid during the year. The table below does not include the final dividend proposed after the year end because it is not accrued in these financial statements.

	2013 £m	2012 £m
Ordinary dividends declared and charged to equity in the year
Final 2012 - 9.00 pence per share, paid on 17 May 2013	264	-
Final 2011 - 16.00 pence per share, paid on 17 May 2012	-	465
Interim 2013 - 5.6 pence, paid on 15 November 2013	165	-
Interim 2012 - 10.00 pence per share, paid on 16 November 2012	-	292
	429	757
Preference dividends declared and charged to equity in the year	17	17
Coupon payments on direct capital instruments and fixed rate tier 1 notes	92	73
	538	847

Subsequent to 31 December 2013, the directors proposed a final dividend for 2013 of 9.4 pence per ordinary share (FY12: 9.0 pence), amounting to £277 million (FY12: £264 million) in total. Subject to approval by shareholders at the AGM, the dividend will be paid on 16 May 2014 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2014.
      Interest payments on the direct capital instruments issued in November 2004 and the fixed rate tier 1 notes issued in May 2012 are treated as an appropriation of retained profits and, accordingly, are accounted for when paid. Tax relief is obtained at a rate of 23.25% (FY12: 24.5%).

B10 - Insurance liabilities
This note analyses the Group insurance contract liabilities by type of product and describes how the Group calculates these liabilities and the assumptions the Group used.

(a) Carrying amount
(i) Insurance liabilities (gross of reinsurance) at 31 December comprise:

			2013			2012
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	45,098	-	45,098	49,473	-	49,473
Unit-linked non-participating	8,714	-	8,714	9,936	-	9,936
Other non-participating	41,160	-	41,160	71,781	-	71,781
	94,972	-	94,972	131,190	-	131,190
Outstanding claims provisions	1,287	7,730	9,017	1,342	7,711	9,053
Provision for claims incurred but not reported	-	2,568	2,568	-	2,843	2,843
	1,287	10,298	11,585	1,342	10,554	11,896
Provision for unearned premiums	-	4,226	4,226	-	4,441	4,441
Provision arising from liability adequacy tests	-	10	10	-	11	11
Other technical provisions	-	-	-	-	-	-
Total	96,259	14,534	110,793	132,532	15,006	147,538
Less: Amounts classified as held for sale	(106)	(132)	(238)	(34,446)	(1)	(34,447)
	96,153	14,402	110,555	98,086	15,005	113,091

(ii) Change in insurance liabilities recognised as an expense

The purpose of the following table is to reconcile the change in insurance liabilities, net of reinsurance, shown on the income statement, to the change in insurance liabilities recognised as an expense in the relevant movement tables in this note. To do this we need to separate out the change in provision for outstanding claims on long-term business (which is not included in a separate movement table), and the unwind of discounting on GI reserves (which is included within finance costs within the income statement). For general insurance and health business, the change in the provision for unearned premiums is not included in the reconciliation below, as within the income statement, this is included within earned premiums.

Insurance liabilities at 31 December comprise:

	Continuing Operations			Discontinued Operations			Total
2013	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m
Long-term business
Change in long-term business provisions	(2,423)	(164)	(2,587)	331	(19)	312	(2,092)	(183)	(2,275)
Change in provision for outstanding claims	75	(7)	68	(11)	11	-	64	4	68
	(2,348)	(171)	(2,519)	320	(8)	312	(2,028)	(179)	(2,207)
General insurance and health
Change in insurance liabilities	(33)	64	31	-	-	-	(33)	64	31
Less: Unwind of discount on GI reserves and other	(15)	10	(5)	-	-	-	(15)	10	(5)
	(48)	74	26	-	-	-	(48)	74	26
Total change in insurance liabilities	(2,396)	(97)	(2,493)	320	(8)	312	(2,076)	(105)	(2,181)

	Continuing Operations			Discontinued Operations			Total
2012	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m	Gross £m	Reinsurance £m	Net £m
Long term business
Change in long term business provisions	531	(252)	279	1,691	(125)	1,566	2,222	(377)	1,845
Change in provision for outstanding claims	52	28	80	7	(7)	-	59	21	80
	583	(224)	359	1,698	(132)	1,566	2,281	(356)	1,925
General insurance and health
Change in insurance liabilities	140	(46)	94	-	-	-	140	(46)	94
Less: Unwind of discount on GI reserves and other	(35)	12	(23)	-	-	-	(35)	12	(23)
	105	(34)	71	-	-	-	105	(34)	71
Total change in insurance liabilities	688	(258)	430	1,698	(132)	1,566	2,386	(390)	1,996

B10 - Insurance liabilities

(b) Long-term business liabilities
(i) Business description
The Group underwrites long-term business in a number of countries as follows:
■ In the UK mainly in:

-  New With-Profits sub-fund (NWPSF) of Aviva Life & Pensions UK (UKLAP), where the with-profit policyholders are entitled to at least 90% of the distributed profits, the shareholders receiving the balance. Any surplus or    deficit emerging in NWPSF that is not distributed as bonus will be transferred from this sub-fund to the Reattributed Inherited Estate External Support Account (RIEESA) (see below).

-  Old With-Profits sub-fund (OWPSF), With-Profits sub-fund (WPSF) and Provident Mutual sub-fund (PMSF) of UKLAP, where the with-profit policyholders are entitled to at least 90% of the distributed profits, the    shareholders receiving the balance.

-  'Non-profit' funds of Aviva Annuity UK and UKLAP, where shareholders are entitled to 100% of the distributed profits. Shareholder profits on unitised with-profit business written by WPSF and on stakeholder unitised with-   profit business are derived from management fees and policy charges, and emerge in the non-profit funds.

-  The RIEESA of UKLAP, which is a non-profit fund where shareholders are entitled to 100% of the distributed profits, but these cannot be distributed until the 'lock-in' criteria set by the Reattribution Scheme have been met.    RIEESA will be used to write non-profit business and also to provide capital support to NWPSF.

■ In France, where the majority of policyholders' benefits are determined by investment performance, subject to certain guarantees, and shareholders' profits are derived largely from management fees. In addition, a substantial        number of policies participate in investment returns, with the balance being attributable to shareholders.

■ In other operations in Europe and Asia, a range of long-term insurance and savings products are written.

(i) Group practice
The long-term business provision is calculated separately for each of the Group's life operations. The provisions for overseas subsidiaries have generally been included on the basis of local regulatory requirements, modified where necessary to reflect the requirements of the Companies Act 2006.
      Material judgment is required in calculating the provisions and is exercised particularly through the choice of assumptions where discretion is permitted. In turn, the assumptions used depend on the circumstances prevailing in each of the life operations. Provisions are most sensitive to assumptions regarding discount rates and mortality/morbidity rates. Where discount rate assumptions are based on current market yields on fixed interest securities, allowance is made for default risk implicit in the yields on the underlying assets.
      Bonuses paid during the year are reflected in claims paid, whereas those allocated as part of the bonus declaration are included in the movements in the long-term business provision.
      For UK with-profit life funds falling within the scope of the PRA realistic capital regime, and hence FRS 27, an amount may be recognised for the present value of future profits (PVFP) on non-participating business written in a with-profit fund where the determination of the realistic value of liabilities in that with-profit fund takes account, directly or indirectly, of this value. For our UK with-profit funds, no adjustment for this value is made to the participating insurance and investment contract liabilities or the unallocated divisible surplus.

(iii) Methodology and assumptions
There are two main methods of actuarial valuation of liabilities arising under long-term insurance contracts - the net premium method and the gross premium method - both of which involve the discounting of projected premiums and claims.
      Under the net premium method, the premium taken into account in calculating the provision is determined actuarially, based on the valuation assumptions regarding discount rates, mortality and disability. The difference between this premium and the actual premium payable provides a margin for expenses. This method does not allow for voluntary early termination of the contract by the policyholder, and so no assumption is required for persistency.
      The gross premium method uses the amount of contractual premiums payable and includes explicit assumptions for interest and discount rates, mortality and morbidity, persistency and future expenses. These assumptions can vary by contract type and reflect current and expected future experience.

(a) UK
With-profit business
The valuation of with-profit business uses the methodology developed for the Realistic Balance Sheet, adjusted to remove the shareholders' share of future bonuses. The key elements of the Realistic Balance Sheet methodology are the with-profit benefit reserve (WPBR) and the present value of the expected cost of any payments in excess of the WPBR (referred to as the cost of future policy-related liabilities). The realistic liability for any contract is equal to the sum of the WPBR and the cost of future policy-related liabilities. The WPBR for an individual contract is generally calculated on a retrospective basis, and represents the accumulation of the premiums paid on the contract, allowing for investment return, taxation, expenses and any other charges levied on the contract.
      For a small proportion of business, a prospective valuation approach is used, including allowance for anticipated future regular and final bonuses.
      The items included in the cost of future policy-related liabilities include:
■ Maturity Guarantees;
■ Guarantees on surrender, including no-MVR Guarantees and Guarantees linked to inflation
■ Guaranteed Annuity Options;
■ GMP underpin on Section 32 transfers; and
■ Expected payments under Mortgage Endowment Promise.

B10 - Insurance liabilities continued
The cost of future policy-related liabilities is determined using a market-consistent approach and, in the main, this is based on a stochastic model calibrated to market conditions at the end of the reporting period. Non-market-related assumptions (for example, persistency, mortality and expenses) are based on experience, adjusted to take into account future trends.
      The principal assumptions underlying the cost of future policy-related liabilities are as follows:

Future investment return
A 'risk-free' rate equal to the spot yield on UK swaps is used for the valuation of With-Profits business. The rates vary according to the outstanding term of the policy, with a typical rate as at 31 December 2013 of 3.11% (FY12: 1.92%) for a policy with ten years outstanding.

Volatility of investment return
Volatility assumptions are set with reference to implied volatility data on traded market instruments, where available, or on a best estimate basis where not.

Volatility	2013	2012
Equity returns	22.2%	26.3%
Property returns	15.0%	15.0%
Fixed interest yields	16.3%	17.1%

The equity volatility used depends on term, money-ness and region. The figure shown is for a sample UK equity, at the money, with a ten-year term. Fixed interest yield volatility is also dependent on term and money-ness. The figure shown is for a ten-year swap option with ten-year term, currently at the money.

Future regular bonuses
Annual bonus assumptions for 2014 have been set consistently with the year-end 2013 declaration. Future annual bonus rates reflect the principles and practices of each fund. In particular, the level is set with regard to the projected margin for final bonus and the change from one year to the next is limited to a level consistent with past practice.

Mortality
Mortality assumptions for with-profit business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality table used	2013	2012
Assurances, pure endowments and deferred annuities before vesting	Nil or Axx00 adjusted	Nil or Axx00 adjusted

Pensions business after vesting and pensions annuities in payment	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

Allowance for future mortality improvement is in line with the rates shown for non-profit business below.

Non-profit business
The valuation of non-profit business is based on regulatory requirements, adjusted to remove certain regulatory reserves and margins in assumptions, notably for annuity business. Conventional non-profit contracts, including those written in the with-profit funds, are valued using gross premium methods which discount projected future cash flows. The cash flows are calculated using the amount of contractual premiums payable, together with explicit assumptions for investment returns, inflation, discount rates, mortality, morbidity, persistency and future expenses. These assumptions vary by contract type and reflect current and expected future experience.
      For unit-linked and some unitised with-profit business, the provisions are valued by adding a prospective non-unit reserve to the bid value of units. The prospective non-unit reserve is calculated by projecting the future non-unit cash flows on the assumption that future premiums cease, unless it is more onerous to assume that they continue. Where appropriate, allowance for persistency is based on actual experience.
      Valuation discount rate assumptions are set with regard to yields on the supporting assets and the general level of long-term interest rates as measured by gilt yields. An explicit allowance for risk is included by restricting the yields for equities and properties with reference to a margin over long-term interest rates or by making an explicit deduction from the yields on corporate bonds, mortgages and deposits, based on historical default experience of each asset class. A further margin for risk is then deducted for all asset classes.
      The provisions held in respect of guaranteed annuity options are a prudent assessment of the additional liability incurred under the option on a basis and method consistent with that used to value basic policy liabilities, and includes a prudent assessment of the proportion of policyholders who will choose to exercise the option.

B10 - Insurance liabilities continued
Valuation discount rates for business in the non-profit funds are as follows:

Valuation discount rates	2013	2012
Assurances
Life conventional non-profit	2.5%	1.8%
Pensions conventional non-profit	3.2%	2.2%
Annuities
Conventional immediate and deferred annuities	3.2% to 4.7%	2.6% to 4.1%
Non-unit reserves on Unit Linked business
Life	2.8%	2.1%
Pensions	3.5%	2.5%
Income Protection
Active lives	2.9%	2.2%
Claims in payment - level	3.1%	3.1%
Claims in payment - index linked	(0.6)%	(0.7)%

The above valuation discount rates are after reduction for investment expenses and credit risk. For conventional immediate annuity business the allowance for credit risk comprises long-term assumptions for defaults and downgrades, which vary by asset category and rating. The credit risk allowance made for corporate bonds and mortgages, including healthcare mortgages, held by Aviva Annuity UK Limited equated to 48bps and 124bps respectively at 31 December 2013 (FY12: 56 bps and 89 bps respectively). For corporate bonds, the allowance represented 44% of the average credit spread for the portfolio (2012: 30%). The total valuation allowance held by Aviva Annuity UK Limited in respect of corporate bonds and mortgages, including healthcare mortgages, was £2.0 billion (FY12: £2.0 billion including an implicit reinvestment margin of £0.2 billion) over the remaining term of the UK Life corporate bond and mortgage portfolio. Total liabilities for the annuity business were £30 billion at 31 December 2013 (FY12: £30 billion). Whilst the total valuation allowance held by Aviva Annuity UK Limited remained unchanged, the allowance for defaults for commercial mortgages was increased by £0.3 billion at half year (whilst the implicit reinvestment margin was reduced by £0.2 billion to reflect management actions to better duration match), during the second half of 2013 this has reduced slightly in line with interest rate increases and default experience, the allowance for corporate bonds remains largely unchanged.
      Mortality assumptions for non-profit business are set with regard to recent Company experience and general industry trends. The mortality tables used in the valuation are summarised below:

Mortality tables used	2013	2012
Assurances
Non-profit	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors	AM00/AF00 or TM00/TF00 adjusted for smoker status and age/sex specific factors

Pure endowments and deferred annuities before vesting	AM00/AF00 adjusted	AM00/AF00 adjusted

Annuities in payment
Pensions business and general annuity business	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement	PCMA00/PCFA00 adjusted plus allowance for future mortality improvement

For the main pensions annuity business in Aviva Annuity UK Limited, the underlying mortality assumptions for Males are 103.0% of PCMA00 with base year 2000; for Females the underlying mortality assumptions are 98.5% of PCFA00 with base year 2000. Improvements have been strengthened and are based on data used in CMI_2013 with a long-term improvement rate of 1.75% for males and 1.5% for females both with an addition of 0.5% to all future annual improvement (FY12: CMI_2011 with long-term improvement rate of 1.5% for males and 1.0% for females both with an addition of 0.5% to all future annual improvement). Year-specific adjustments are made to allow for selection effects due to the development of the Enhanced Annuity market.

(b) France
The majority of reserves arise from single premium savings products and are based on the accumulated fund values, adjusted to maintain consistency with the value of the assets backing the policyholder liabilities. For traditional business, the net premium method is used for prospective valuations, in accordance with local regulation, where the valuation assumptions depend on the date of issue of the contract. The valuation discount rate also depends on the original duration of the contract and mortality rates are based on industry tables.

	Valuation discount rates	Mortality tables used
	2013 and 2012	2013 and 2012
Life assurances	0% to 4.5%	TD73-77, TD88-90,TH00-02 TF00-02, H_AVDBS, F_AVDBS H_SSDBS, F_SSDBS
Annuities	0% to 4.5%	TGF05/TGH05

B10 - Insurance liabilities continued
(c) Other countries
In all other countries, local generally accepted interest rates and published standard mortality tables are used for different categories of business as appropriate. The tables are based on relevant experience and show mortality rates, by age, for specific groupings of people.

(iv) Movements
The following movements have occurred in the gross long-term business provisions during the year:

	2013 £m	Restated1 2012 £m
Carrying amount at 1 January	131,190	131,171
Provisions in respect of new business	5,671	8,631
Expected change in existing business provisions	(8,015)	(8,362)
Variance between actual and expected experience	2,871	943
Impact of operating assumption changes	428	(718)
Impact of economic assumption changes	(2,812)	1,726
Other movements1	(235)	2
Change in liability recognised as an expense	(2,092)	2,222
Effect of portfolio transfers, acquisitions and disposals2	(34,441)	(214)
Foreign exchange rate movements	509	(1,878)
Other movements1,3	(194)	(111)
Carrying amount at 31 December	94,972	131,190

1    Other movements (outside change in liability recognised as an expense) of £(111) million in FY12 represents the reclassification of liabilities from insurance to non-participating investment in Eurovita. In FY12 these were included       within "Other movements" within change in liability recognised as an expense.

2 Disposals in 2013 include £31,167 million related to the disposal of the US business, £1,900 million related to the disposal of Aseval, and £1,233 million related to the disposal of Ark Life.

3    Other movements (outside change in liability recognised as an expense) in 2013 of £(194) million represents the reclassification of liabilities from insurance to participating investment in Eurovita.

The variance between actual and expected experience of £2.9 billion in 2013 was primarily due to the impact of favourable equity and property returns on liabilities for unit-linked and with profit contracts in the UK and Ireland, and unit-linked contracts in France and Italy. For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
      The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of insurance liabilities. The £0.4 billion impact of operating assumption changes relates to a strengthening of mortality and lapse assumptions on protection business in the UK (with the impact on profit mainly offset by a corresponding increase in reinsurance assets), and the impact on with profit liabilities in the With profits sub-fund (WPSF), of a decision to discontinue the charge on assets shares for guarantee costs, and to refund previously deducted charges to asset shares. The £2.8 billion impact of economic assumption changes reflects increases in valuation interest rates, primarily in respect of immediate annuity and participating insurance contracts in the UK.
      The £0.2 billion release of reserves due to "other movements" (included within change in liability recognised as an expense)  largely relates to UK with profit liabilities, the most significant individual item being the impact on asset shares of moving to a fair-value asset valuation, for loans previously valued at amortised cost.
      For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note B13, together with the impact of movements in related non-financial assets.
      In 2013 we found evidence of improper allocation of trades in fixed income securities in Aviva Investors. This occurred between 2006 - 2012. These breaches of our dealing policy involved late allocation of trades which favoured external hedge funds to the detriment of certain Aviva UK Life funds. The relevant regulatory authorities were notified at an early stage and have been kept fully apprised of the issue.
      A thorough review of internal control processes relating to the dealing policy has been carried out by management and reviewed by PwC. Measures to improve controls have been implemented.
      Of the total expected cost of £132 million, an amount of £126 million in relation to this matter has been recognised within insurance liabilities (this reflects the  compensation expected to be claimed in respect of these breaches), with the balance relating to other associated costs.

B10 - Insurance liabilities continued
(c) General insurance and health liabilities
(i) Provisions for outstanding claims
Delays occur in the notification and settlement of claims and a substantial measure of experience and judgement is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty at the statement of financial position date. The reserves for general insurance and health business are based on information currently available. However, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.
     Provisions for outstanding claims are established to cover the outstanding expected ultimate liability for losses and loss adjustment expenses (LAE) in respect of all claims that have already occurred. The provisions established cover reported claims and associated LAE, as well as claims incurred but not yet reported and associated LAE.
      The Group only establishes loss reserves for losses that have already occurred. The Group therefore does not establish catastrophe equalisation reserves that defer a share of income in respect of certain lines of business from years in which a catastrophe does not occur to future periods in which catastrophes may occur. When calculating reserves, the Group takes into account estimated future recoveries from salvage and subrogation, and a separate asset is recorded for expected future recoveries from reinsurers after considering their collectability.
      The table below shows the split of total general insurance and health outstanding claim provisions and IBNR provisions, gross of reinsurance, by major line of business.

	As at 31 December 2013			As at 31 December 2012
	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m	Outstanding claim provisions £m	IBNR provisions £m	Total claim provisions £m
Motor	3,724	1,001	4,725	3,737	1,051	4,788
Property	1,493	180	1,673	1,408	212	1,620
Liability	2,035	1,208	3,243	2,003	1,394	3,397
Creditor	26	18	44	54	13	67
Other	452	161	613	509	173	682
	7,730	2,568	10,298	7,711	2,843	10,554

(ii) Discounting
Outstanding claims provisions are based on undiscounted estimates of future claim payments, except for the following classes of business for which discounted provisions are held:

	Rate		Mean term of liabilities
Class	2013	2012	2013	2012
Reinsured London Market business	2.5%	2.0%	12 years	11 years
Latent claims	0.36% to 3.76%	0.33% to 3.35%	6 to 15 years	6 to 15 years
Structured settlements	2.8%	2.6%	35 years	33 years

The gross outstanding claims provision before discounting was £10,914 million (FY12: £11,004 million). The period of time which will elapse before the liabilities are settled has been estimated by modelling the settlement patterns of the underlying claims.
      The discount rate that has been applied to latent claims reserves is based on the relevant swap curve in the relevant currency having regard to the expected settlement dates of the claims. The range of discount rates used depends on the duration of the claims and is given in the table above. The duration of the claims span over 35 years, with the average duration being between 6 and 15 years depending on the geographical region. Any change in discount rates between the start and the end of the accounting period is reflected outside operating profit as an economic assumption change.
      During 2013, the Group has seen a levelling off in the number of new bodily injury claims settled by periodic payment orders (PPOs) or structured settlements, which are reserved for on a discounted basis.

(iii) Assumptions
Outstanding claims provisions are estimated based on known facts at the date of estimation. Case estimates are set by skilled claims technicians and established case setting procedures. Claims technicians apply their experience and knowledge to the circumstances of individual claims. They take into account all available information and correspondence regarding the circumstances of the claim, such as medical reports, investigations and inspections. Claims technicians set case estimates according to documented claims department policies and specialise in setting estimates for certain lines of business or types of claim. Claims above certain limits are referred to senior claims handlers for estimate authorisation.
      No adjustments are made to the claims technicians' case estimates included in booked claim provisions, except for rare occasions when the estimated ultimate cost of individual large or unusual claims may be adjusted, subject to internal reserve committee approval, to allow for uncertainty regarding, for example, the outcome of a court case. The ultimate cost of outstanding claims is then estimated by using a range of standard actuarial claims projection techniques, such as the Chain Ladder and Bornhuetter-Ferguson methods. The main assumption underlying these techniques is that a company's past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim and claim numbers based on the observed development of earlier years and expected loss ratios. Historical claims development is mainly analysed by accident period, although underwriting or notification period is also used where this is considered appropriate.
      Claim development is separately analysed for each geographic area, as well as by each line of business. Certain lines of business are also further analysed by claim type or type of coverage. In addition, large claims are usually separately addressed, either by being reserved at the face value of loss adjuster estimates or separately projected in order to reflect their future development.

B10 - Insurance liabilities continued
The assumptions used in most non-life actuarial projection techniques, including future rates of claims inflation or loss ratio assumptions, are implicit in the historical claims development data on which the projections are based. Additional qualitative judgement is used to assess the extent to which past trends may not apply in the future, for example, to reflect one-off occurrences, changes in external or market factors such as public attitudes to claiming, economic conditions, levels of claims inflation, judicial decisions and legislation, as well as internal factors such as portfolio mix, policy conditions and claims handling procedures in order to arrive at a point estimate for the ultimate cost of claims that represents the likely outcome, from a range of possible outcomes, taking account of all the uncertainties involved. The range of possible outcomes does not, however, result in the quantification of a reserve range.
      The following explicit assumptions are made which could materially impact the level of booked net reserves:

UK mesothelioma claims
The level of uncertainty associated with latent claims is considerable due to the relatively small number of claims and the long-tail nature of the liabilities. UK mesothelioma claims account for a large proportion of the Group's latent claims. The key assumptions underlying the estimation of these claims include claim numbers, the base average cost per claim, future inflation in the average cost of claims and legal fees.
      The best estimate of the liabilities reflects the latest available market information and studies. Many different scenarios can be derived by flexing these key assumptions and applying different combinations of the different assumptions. An upper and lower scenario can be derived by making reasonably likely changes to these assumptions, resulting in an estimate £235 million greater than the best estimate, or £70 million lower than the best estimate. These scenarios do not, however, constitute an upper or lower bound on these liabilities.

Interest rates used to discount latent claim liabilities
The discount rates used in determining our latent claim liabilities are based on the relevant swap curve in the relevant currency at the reporting date, having regard to the duration of the expected settlement of latent claims. The range of discount rates used is shown in section (ii) above and depends on the duration of the claim and the reporting date. At 31 December 2013, it is estimated that a 1% fall in the discount rates used would increase net claim reserves by approximately £90 million, excluding the offsetting effect on asset values as assets are not hypothecated across classes of business. The impact of a 1% fall in interest rates across all assets and liabilities of our general insurance and health businesses is shown in note B19.

Allowance for risk and uncertainty
The uncertainties involved in estimating loss reserves are allowed for in the reserving process and by the estimation of explicit reserve uncertainty distributions. The reserve estimation basis for non-life claims requires all non-life businesses to calculate booked claim provisions as the best estimate of the cost of future claim payments, plus an explicit allowance for risk and uncertainty. The allowance for risk and uncertainty is calculated by each business unit in accordance with the requirements of the Group non-life reserving policy, taking into account the risks and uncertainties specific to each line of business and type of claim in that territory. The requirements of the Group non-life reserving policy also seek to ensure that the allowance for risk and uncertainty is set consistently across both business units and reporting periods.
      Changes to claims development patterns can materially impact the results of actuarial projection techniques. However, allowance for the inherent uncertainty in the assumptions underlying reserving projections is automatically allowed for in the explicit allowance for risk and uncertainty included when setting booked reserves.
      Lump sum payments in settlement of bodily injury claims decided by the UK courts are calculated in accordance with the Ogden Tables. The Ogden Tables contain a discount rate that is set by the Lord Chancellor and that is applied when calculating the present value of loss of earnings for claims settlement purposes. The process for setting this discount rate is under review.
      The timing of the conclusion of this review is unclear and it is still uncertain whether or by how much the rate will change. However an allowance has been included in provisions for a reduction in the Ogden discount rates. A reduction in the Ogden discount rates will increase lump sum payments to UK bodily injury claimants.

(iv) Movements
The following changes have occurred in the general insurance and health claims provisions during the year:

	2013 £m	2012 £m
Carrying amount at 1 January	10,554	10,745
Impact of changes in assumptions	(80)	61
Claim losses and expenses incurred in the current year	6,337	6,291
Decrease in estimated claim losses and expenses incurred in prior years	(237)	(199)
Exceptional strengthening of general insurance latent claims provisions	-	-
Incurred claims losses and expenses	6,020	6,153
Less:
Payments made on claims incurred in the current year	(3,352)	(3,243)
Payments made on claims incurred in prior years	(3,001)	(3,104)
Recoveries on claim payments	285	297
Claims payments made in the year, net of recoveries	(6,068)	(6,050)
Unwind of discounting	15	35
Other movements in the claims provisions	-	2
Changes in claims reserve recognised as an expense	(33)	140
Effect of portfolio transfers, acquisitions and disposals	(44)	(171)
Foreign exchange rate movements	(178)	(158)
Other movements	(1)	(2)
Carrying amount at 31 December	10,298	10,554

The effect of changes in the main assumptions is given in note B13.

(i) Description of tables
The tables that follow present the development of claim payments and the estimated ultimate cost of claims for the accident years 2004 to 2013. The upper half of the tables shows the cumulative amounts paid during successive years related to each accident year. For example, with respect to the accident year 2004, by the end of 2013 £5,843 million had actually been paid in settlement of claims. In addition, as reflected in the lower section of the table, the original estimated ultimate cost of claims of £6,891 million was re-estimated to be £5,919 million at 31 December 2013.
      The original estimates will be increased or decreased, as more information becomes known about the individual claims and overall claim frequency and severity.
      The Group aims to maintain strong reserves in respect of its general insurance and health business in order to protect against adverse future claims experience and development. As claims develop and the ultimate cost of claims become more certain, the absence of adverse claims experience will result in a release of reserves from earlier accident years, as shown in the loss development tables and movements table (c)(iv) above. However, in order to maintain overall reserve adequacy, the Group establishes strong reserves in respect of the current accident year (2013) where the development of claims is less mature and there is much greater uncertainty attaching to the ultimate cost of claims. Releases from prior accident year reserves are also due to an improvement in the estimated cost of claims.
      Key elements of the movement in prior accident year general insurance and health net provisions during 2013 were:

■ £32 million release from UK & Ireland, including Group reinsurance business, mainly due to favourable development in health, commercial motor and commercial liability in Ireland, slightly offset by a small strengthening in the         UK.

■ £9 million release from Europe mainly due to favourable development across a number of lines of business in France.
■ £160 million release from Canada mainly due to continued favourable experience on motor, following the legislative changes in Ontario.

Key elements of the release from prior accident year general insurance and health net provisions during 2012 were:
■ £47 million release from UK & Ireland, including Group reinsurance business, due to favourable development in Group reinsurance, health and across a number of lines of business in Ireland.
■ £51 million release from Europe mainly due to favourable development of personal motor and commercial property claims in France.
■ £122 million release from Canada mainly due to continued favourable experience on motor, following the legislative changes in Ontario.

B10 - Insurance liabilities continued
(ii) Gross figures
Before the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	2013 £m	Total £m
Gross cumulative claim payments
At end of accident year		(2,971)	(3,345)	(3,653)	(4,393)	(4,915)	(3,780)	(3,502)	(3,420)	(3,055)	(3,068)
One year later		(4,561)	(5,011)	(5,525)	(6,676)	(7,350)	(5,464)	(5,466)	(4,765)	(4,373)
Two years later		(4,981)	(5,449)	(5,971)	(7,191)	(7,828)	(6,102)	(5,875)	(5,150)
Three years later		(5,263)	(5,784)	(6,272)	(7,513)	(8,304)	(6,393)	(6,163)
Four years later		(5,448)	(6,001)	(6,531)	(7,836)	(8,607)	(6,672)
Five years later		(5,617)	(6,156)	(6,736)	(8,050)	(8,781)
Six years later		(5,725)	(6,311)	(6,936)	(8,144)
Seven years later		(5,792)	(6,467)	(7,015)
Eight years later		(5,826)	(6,496)
Nine years later		(5,843)
Estimate of gross ultimate claims
At end of accident year		6,891	7,106	7,533	8,530	9,508	7,364	6,911	6,428	6,201	6,122
One year later		6,557	6,938	7,318	8,468	9,322	7,297	7,006	6,330	6,028
Two years later		6,371	6,813	7,243	8,430	9,277	7,281	6,950	6,315
Three years later		6,178	6,679	7,130	8,438	9,272	7,215	6,914
Four years later		6,008	6,603	7,149	8,409	9,235	7,204
Five years later		6,003	6,605	7,167	8,446	9,252
Six years later		5,953	6,591	7,167	8,381
Seven years later		5,933	6,596	7,176
Eight years later		5,926	6,604
Nine years later		5,919
Estimate of gross ultimate claims		5,919	6,604	7,176	8,381	9,252	7,204	6,914	6,315	6,028	6,122
Cumulative payments		(5,843)	(6,496)	(7,015)	(8,144)	(8,781)	(6,672)	(6,163)	(5,150)	(4,373)	(3,068)
	2,792	76	108	161	237	471	532	751	1,165	1,655	3,054	11,002
Effect of discounting	(614)	(1)	(1)	-	(1)	1	-	-	-	-	-	(616)
Present value	2,178	75	107	161	236	472	532	751	1,165	1,655	3,054	10,386
Cumulative effect of foreign exchange movements	-	12	16	22	17	(30)	(21)	(42)	(38)	(33)	-	(97)
Effect of acquisitions	2	1	2	4	-	-	-	-	-	-	-	9
Present value recognised in the statement of financial position	2,180	88	125	187	253	442	511	709	1,127	1,622	3,054	10,298

B10 - Insurance liabilities continued
(iii) Net of reinsurance
After the effect of reinsurance, the loss development table is:

Accident year	All prior years £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	2012 £m	2013 £m	Total £m
Net cumulative claim payments
At end of accident year		(2,870)	(3,281)	(3,612)	(4,317)	(4,808)	(3,650)	(3,386)	(3,300)	(2,925)	(2,905)
One year later		(4,378)	(4,925)	(5,442)	(6,542)	(7,165)	(5,286)	(5,242)	(4,578)	(4,166)
Two years later		(4,712)	(5,344)	(5,881)	(7,052)	(7,638)	(5,885)	(5,637)	(4,963)
Three years later		(4,986)	(5,671)	(6,181)	(7,356)	(8,094)	(6,177)	(5,905)
Four years later		(5,163)	(5,892)	(6,434)	(7,664)	(8,356)	(6,410)
Five years later		(5,327)	(6,039)	(6,625)	(7,852)	(8,515)
Six years later		(5,430)	(6,188)	(6,724)	(7,942)
Seven years later		(5,491)	(6,245)	(6,789)
Eight years later		(5,524)	(6,294)
Nine years later		(5,541)
Estimate of net ultimate claims
At end of accident year		6,602	6,982	7,430	8,363	9,262	7,115	6,650	6,202	5,941	5,838
One year later		6,266	6,818	7,197	8,302	9,104	7,067	6,751	6,103	5,765
Two years later		6,082	6,688	7,104	8,244	9,028	7,036	6,685	6,095
Three years later		5,882	6,544	6,996	8,249	9,007	6,978	6,644
Four years later		5,709	6,476	6,980	8,210	8,962	6,940
Five years later		5,699	6,448	6,992	8,221	8,949
Six years later		5,639	6,397	6,939	8,149
Seven years later		5,624	6,372	6,938
Eight years later		5,613	6,385
Nine years later		5,600
Estimate of net ultimate claims		5,600	6,385	6,938	8,149	8,949	6,940	6,644	6,095	5,765	5,838
Cumulative payments		(5,541)	(6,294)	(6,789)	(7,942)	(8,515)	(6,410)	(5,905)	(4,963)	(4,166)	(2,905)
	1,720	59	91	149	207	434	530	739	1,132	1,599	2,933	9,593
Effect of discounting	(394)	-	13	3	3	1	1	-	-	-	-	(373)
Present value	1,326	59	104	152	210	435	531	739	1,132	1,599	2,933	9,220
Cumulative effect of foreign exchange movements	-	10	13	21	17	(28)	(20)	(39)	(37)	(32)	-	(95)
Effect of acquisitions	2	1	2	4	-	-	-	-	-	-	-	9
Present value recognised in the statement of financial position	1,328	70	119	177	227	407	511	700	1,095	1,567	2,933	9,134

In the loss development tables shown above, the cumulative claim payments and estimates of cumulative claims for each accident year are translated into sterling at the exchange rates that applied at the end of that accident year. The impact of using varying exchange rates is shown at the bottom of each table. Disposals are dealt with by treating all outstanding and IBNR claims of the disposed entity as 'paid' at the date of disposal.
      The loss development tables above include information on asbestos and environmental pollution claims provisions from business written before 2004. The undiscounted claim provisions for continuing operations, net of reinsurance, in respect of this business at 31 December 2013 were £976 million (FY12: £1,003 million). The movement in the year reflects strengthening of provisions by £5 million in the UK (FY12: £8 million), other decreases in undiscounted provisions of £2 million (FY12: £51 million increase), claim payments, reinsurance recoveries and foreign exchange rate movements.

(e) Provision for unearned premiums
Movements
The following changes have occurred in the provision for unearned premiums (UPR) during the year:

	2013 £m	2012 £m
Carrying amount at 1 January	4,441	4,483
Premiums written during the year	9,361	9,535
Less: Premiums earned during the year	(9,497)	(9,514)
Change in UPR recognised as income	(136)	21
Gross portfolio transfers and acquisitions	-	(6)
Foreign exchange rate movements	(79)	(57)
Carrying amount at 31 December	4,226	4,441

B11 - Liability for investment contracts
This note analyses our investment contract liabilities by type of product and describes how the Group calculates these liabilities and the assumptions used.

(a) Carrying amount
The liability for investment contracts (gross of reinsurance) at 31 December comprised:

Long-term business	2013 £m	2012 £m
Participating contracts	70,628	66,849
Non-participating contracts at fair value	48,140	46,299
Non-participating contracts at amortised cost	-	1,400
	48,140	47,699
Total	118,768	114,548
Less: Amounts classified as held for sale	(2,710)	(4,054)
	116,058	110,494

(b) Long-term business investment liabilities
Investment contracts are those that do not transfer significant insurance risk from the contract holder to the issuer, and are therefore treated as financial instruments under IFRS.
      Many investment contracts contain a discretionary participation feature in which the contract holder has a contractual right to receive additional benefits as a supplement to guaranteed benefits. These are referred to as participating contracts and are measured according to the methodology and Group practice for long-term business liabilities as described in note B10. They are not measured at fair value as there is currently no agreed definition of fair valuation for discretionary participation features under IFRS. In the absence of such a definition, it is not possible to provide a range of estimates within which a fair value is likely to fall. The IASB has deferred consideration of participating contracts to Phase II of its insurance contracts project.
      For participating business, the discretionary participation feature is recognised separately from the guaranteed element and is classified as a liability, referred to as unallocated divisible surplus.
      Investment contracts that do not contain a discretionary participation feature are referred to as non-participating contracts and the liability is measured at either fair value or amortised cost. Following the disposal of the US, there are no non-participating investment contracts, that are measured at amortised cost at 31 December 2013.
      Of the non-participating investment contracts measured at fair value, £47,684 million in 2013 are unit linked in structure and the fair value liability is equal to the unit reserve plus additional non-unit reserves, if required, on a fair value basis. These contracts are generally classified as 'Level 1' in the fair value hierarchy, as the unit reserve is calculated as the publicly quoted unit price multiplied by the number units in issue, and any non-unit reserve is insignificant.
      For unit-linked business, a deferred acquisition cost asset and deferred income reserve liability are recognised in respect of transaction costs and front-end fees respectively, that relate to the provision of investment management services, and which are amortised on a systematic basis over the contract term.

(c) Movements in the year
The following movements have occurred in the gross provisions for investment contracts in the year:

(i) Participating investment contracts

	2013 £m	2012 £m
Carrying amount at 1 January	66,849	67,707
Provisions in respect of new business	3,421	2,695
Expected change in existing business provisions	(2,243)	(2,039)
Variance between actual and expected experience	1,085	102
Impact of operating assumption changes	329	9
Impact of economic assumption changes	(301)	74
Other movements	(47)	(82)
Change in liability recognised as an expense	2,244	759
Effect of portfolio transfers, acquisitions and disposals1	(39)	-
Foreign exchange rate movements	1,380	(1,610)
Other movements2	194	(7)
Carrying amount at 31 December	70,628	66,849

1 Disposals in 2013 relate to Aseval.
2 Other movements (outside change in liability recognised as an expense) in 2013 of £194 million represents the reclassification of liabilities from insurance to participating investment in Eurovita.

B11 - Liability for investment contracts continued
For many types of long-term business, including unit-linked and participating funds, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
      The £0.3 billion impact of operating assumption changes relates to the impact on with profit liabilities in the With-Profits sub-fund (WPSF), of a decision to discontinue the charge on assets shares for guarantee costs, and to refund previously deducted charges to asset shares.
      The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of participating investment contract liabilities. For participating business, a movement in liabilities is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact on profit, these are included in the effect of changes in assumptions and estimates during the year shown in note B13, together with the impact of movements in related non-financial assets.

(ii) Non-participating investment contracts

	2013 £m	Restated1 2012 £m
Carrying amount at 1 January	47,699	45,659
Provisions in respect of new business	3,386	3,851
Expected change in existing business provisions	(2,698)	(2,531)
Variance between actual and expected experience	3,122	982
Impact of operating assumption changes	4	14
Impact of economic assumption changes	1	4
Other movements	46	(18)
Change in liability	3,861	2,302
Effect of portfolio transfers, acquisitions and disposals2	(3,785)	25
Foreign exchange rate movements	365	(404)
Other movements	-	117
Carrying amount at 31 December	48,140	47,699

1    "Other movements" (outside Change in liability) of £117 million in FY12 include £111 million in respect of the reclassification of liabilities from insurance to non-participating investment. In the FY12 statements this £111 million        was included within "Other movements" (within change in liability).

2 Disposals include £1,826 million related to the disposal of the US business, and £1,955 million related to the disposal of Ark Life.

The variance between actual and expected experience of £3.1 billion was primarily driven by favourable movements in investment markets in 2013. The rise in investment markets increased the value of unit linked contracts, which comprise the vast majority of the non-participating investment contract liabilities. For unit-linked investment contracts, movements in asset values are offset by corresponding changes in liabilities, limiting the net impact on profit. Minor variances arise from differences between actual and expected experience for persistency, mortality and other demographic factors.
      The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of non-participating investment contract liabilities. The impact of assumption changes on profit are included in the effect of changes in assumptions and estimates during the year shown in note B13, which combines participating and non-participating investment contracts together with the impact of movements in related non-financial assets.

B12 - Reinsurance assets
This note details the reinsurance recoverables on our insurance and investment contract liabilities.

(a) Carrying amounts
The reinsurance assets at 31 December comprised:

	2013 £m	2012 £m
Long-term business
Insurance contracts	3,734	4,291
Participating investment contracts	2	3
Non-participating investment contracts1	2,048	1,678
	5,784	5,972
Outstanding claims provisions	53	93
	5,837	6,065
General insurance and health
Outstanding claims provisions	849	900
Provisions for claims incurred but not reported	315	354
	1,164	1,254
Provisions for unearned premiums	256	248
	1,420	1,502
	7,257	7,567
Less: Amounts classified as held for sale	(37)	(883)
Total	7,220	6,684

1    Balances in respect of all reinsurance treaties are included under reinsurance assets, regardless of whether they transfer significant insurance risk. The reinsurance assets classified as non-participating investment contracts are       financial instruments measured at fair value through profit or loss.

Of the above total, £5,553 million (FY12: £5,251 million) is expected to be recovered more than one year after the statement of financial position date.

B12 - Reinsurance assets continued
(b) Assumptions
The assumptions, including discount rates, used for reinsurance contracts follow those used for insurance contracts. Reinsurance assets are valued net of an allowance for their recoverability.

(c) Movements
The following movements have occurred in the reinsurance asset during the year:

(i) In respect of long-term business provisions

	2013 £m	2012 £m
Carrying amount at 1 January	5,972	5,373
Asset in respect of new business	268	387
Expected change in existing business asset	19	166
Variance between actual and expected experience	454	197
Impact of operating assumption changes	247	(306)
Impact of economic assumption changes	(426)	143
Other movements	81	(137)
Change in asset	643	450
Effect of portfolio transfers, acquisitions and disposals1	(873)	197
Foreign exchange rate movements	42	(48)
Carrying amount at 31 December	5,784	5,972

1 Includes £631 million related to the disposal of the US business in 2013, £3 million related to the disposal of Aseval, and £230 million related to the disposal of Ark Life.

The impact of assumption changes in the above analysis shows the resulting movement in the carrying value of reinsurance assets. The changes to the reinsurance asset from assumption changes mainly relates to business in the UK and Ireland, with corresponding movements in gross insurance contract liabilities. For participating businesses, a movement in reinsurance assets is generally offset by a corresponding adjustment to the unallocated divisible surplus and does not impact on profit. Where assumption changes do impact profit, these are included in the effect of changes in assumptions and estimates during the year shown in note B13, together with the impact of movements in related liabilities and other non-financial assets.

(ii) In respect of general insurance and health outstanding claims provisions and IBNR

	2013 £m	2012 £m
Carrying amount at 1 January	1,254	1,369
Impact of changes in assumptions	(45)	22
Reinsurers' share of claim losses and expenses
Incurred in current year	312	286
Incurred in prior years	(32)	13
Exceptional strengthening of general insurance latent claims provisions	-	-
Reinsurers' share of incurred claim losses and expenses	280	299
Less:
Reinsurance recoveries received on claims
Incurred in current year	(169)	(138)
Incurred in prior years	(140)	(150)
Reinsurance recoveries received in the year	(309)	(288)
Unwind of discounting	10	13
Other movements	-	-
Change in reinsurance asset recognised as income	(64)	46
Effect of portfolio transfers, acquisitions and disposals	(9)	(136)
Foreign exchange rate movements	(11)	(26)
Other movements	(6)	1
Carrying amount at 31 December	1,164	1,254

(iii) Reinsurers' share of the provision for UPR

	2013 £m	2012 £m
Carrying amount at 1 January	248	245
Premiums ceded to reinsurers in the year	641	641
Less: Reinsurers' share of premiums earned during the year	(643)	(636)
Change in reinsurance asset recognised as income	(2)	5
Reinsurers' share of portfolio transfers and acquisitions	7	3
Foreign exchange rate movements	-	(5)
Other movements	3	-
Carrying amount at 31 December	256	248

B13 - Effect of changes in assumptions and estimates during the year
Certain estimates and assumptions used in determining our liabilities for insurance and investment contract business were changed from 2012 to 2013, affecting the profit recognised for the year with an equivalent effect on liabilities. This note analyses the effect of the changes. This note only allows for the impact on liabilities and related assets, such as unallocated divisible surplus, reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 2013 £m	Effect on profit 2012 £m
Assumptions
Long-term insurance business
Interest rates	1,389	(515)
Expenses	3	11
Persistency rates	(1)	-
Mortality for assurance contracts	8	-
Mortality for annuity contracts	85	241
Tax and other assumptions	20	(207)
Investment contracts
Interest rates	-	(2)
Expenses	-	(1)
Persistency rates	-	-
Tax and other assumptions	-	-
General insurance and health business
Change in loss ratio assumptions	3	-
Change in discount rate assumptions	33	(21)
Change in expense ratio and other assumptions	-	(21)
Total	1,540	(515)

The impact of interest rates for long-term business relates primarily to the UK and Ireland driven by the increase in valuation interest rates. This had the effect of decreasing liabilities and hence a positive impact on profit. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure. The impact of annuitant mortality assumptions relates to a slight weakening of annuitant mortality assumptions in the UK and Ireland. Mortality assumptions in the UK and Ireland are reviewed each year, and updated to reflect recent experience.

B14 - Unallocated divisible surplus

An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain at the reporting date. Therefore the expected duration for settlement of the UDS is not defined.
      The following movements have occurred in the year:

	2013 £m	2012 £m
Carrying amount at 1 January	6,986	650
Change in participating contract assets	(262)	6,140
Change in participating contract liabilities	(22)	253
Other movements	4	(77)
Change in liability recognised as an expense	(280)	6,316
Effect of portfolio transfers, acquisitions and disposals	(115)	1
Foreign exchange rate movements	118	24
Other movements	-	(5)
Carrying amount at 31 December	6,709	6,986
Less: Amounts classified as held for sale	4	(55)
	6,713	6,931

Following the reversal of previous losses in Italy and Spain, all Italian participating funds at 31 December 2013 have a positive UDS balance with the exception of Eurovita (which is held for sale) and a number of smaller funds in Italy. In Spain, all participating funds had positive UDS balances at 31 December 2013.
      Negative UDS balances result from an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. The negative balances are tested for recoverability using embedded value methodology and in line with local accounting practice. Testing is conducted at a participating fund-level within each life entity. The negative balances are considered to be recoverable from margins in the existing participating business liabilities.
      In Italy the estimation of the recoverable negative UDS balance uses a real-world embedded value method, with a risk-discount rate of 6.6% (FY12: 6.25%). The embedded value method includes implicit allowance for the time value of options and guarantees. In Spain, the estimation of the recoverable negative UDS balance uses a market-consistent embedded value method.
      At 31 December 2013 there was no negative UDS in Spain and consequently testing was not required. The carrying value of UDS was £132 million positive (FY12: £95 million positive in aggregate, though certain funds had a negative UDS balance totalling £39 million).
      At 31 December 2013, the negative UDS balances in Italy were tested for recoverability and £42 million (£39 million Eurovita) of negative UDS was considered irrecoverable (FY12: £130 million, £108 million Eurovita). The remaining carrying value of negative UDS in Italy is £5 million, of which £4 million is in Eurovita. The aggregate UDS balance was £205 million positive at 31 December 2013 (FY12: £2 million negative).

B15 - Borrowings
Our borrowings are either core structural borrowings or operational borrowings. This note shows the carrying values and contractual maturity amounts of each type, and explains their main features and movements during the year.

(a) Analysis of total borrowings
Total borrowings comprise:

	2013 £m	Restated1 2012 £m
Core structural borrowings, at amortised cost	5,125	5,139
Operational borrowings, at amortised cost	1,410	1,853
Operational borrowings, at fair value	1,313	1,332
	2,723	3,185
	7,848	8,324
Less: Amounts classified as held for sale	(29)	(145)
	7,819	8,179

1 Restated for the adoption of IFRS 10. See note 1 for further details.

Movements during the year
Movements in borrowings during the year were:

			2013			Restated1 2012
	Core Structural £m	Operational £m	Total £m	Core Structural £m	Operational £m	Total £m
New borrowings drawn down, including commercial paper, net of expenses	2,137	184	2,321	2,200	452	2,652
Repayment of borrowings, including commercial paper	(2,179)	(347)	(2,526)	(2,295)	(347)	(2,642)
Net cash (outflow)/inflow	(42)	(163)	(205)	(95)	105	10
Impact of the adoption of IFRS 101	-	-	-	-	(15)	(15)
Foreign exchange rate movements	24	(42)	(18)	(54)	(130)	(184)
Loans repaid for non-cash consideration2	-	(183)	(183)	-	-	-
Fair value movements	-	(4)	(4)	-	43	43
Amortisation of discounts and other non-cash items	5	(21)	(16)	1	(13)	(12)
Movements in debt held by Group companies3	(1)	(49)	(50)	32	-	32
Movements in the year	(14)	(462)	(476)	(116)	(10)	(126)
Balance at 1 January	5,139	3,185	8,324	5,255	3,195	8,450
Balance at 31 December	5,125	2,723	7,848	5,139	3,185	8,324
1 Comprises the impact of adoption of IFRS 10 on prior year comparatives and the resulting consolidation and deconsolidation of entities. See note B2 for further details
2 Includes borrowings disposed of / repaid as part of the disposal of the US business in 2013 of £179 million.

3    Certain subsidiary companies have purchased issued subordinated notes and securitised loan notes as part of their investment portfolios. In the consolidated statement of financial position, borrowings are shown net of these holdings but movements in such holdings over the year are reflected in the tables above.

All movements in fair value in 2012 and 2013 on securitised mortgage loan notes designated as fair value through profit or loss were attributable to changes in market conditions.

B16 - Pension obligations

The Group operates a large number of defined benefit and defined contribution pension schemes. The material defined benefit schemes are in the UK, Ireland, and Canada with the main UK scheme being the largest. The assets and liabilities of these defined benefit schemes as at 31 December 2013 are shown below.

				2013				2012
	UK £m	Ireland £m	Canada £m	Total £m	UK £m	Ireland £m	Canada £m	Total £m
Total fair value of scheme assets	11,734	431	233	12,398	11,647	406	228	12,281
Present value of defined benefit obligation	(11,185)	(640)	(334)	(12,159)	(10,501)	(777)	(397)	(11,675)
Net surplus/(deficits) in the schemes	549	(209)	(101)	239	1,146	(371)	(169)	606

Surplus included in other assets	606	-	-	606	1,257	-	-	1,257
Deficit included in provisions	(57)	(209)	(101)	(367)	(111)	(371)	(169)	(651)
	549	(209)	(101)	239	1,146	(371)	(169)	606

B16 - Pension obligations continued

(i) Movements in the scheme deficits and surpluses
Movements in the pension schemes' surpluses and deficits comprise:

2013	Fair Value of Scheme Assets £m	Present Value of defined benefit obligation £m	IAS 19 Pensions net surplus £m
Net surplus in the schemes at 1 January	12,281	(11,675)	606
Current service costs	-	(4)	(4)
Past service costs - amendments1	-	142	142
Past service costs - curtailment gain	-	5	5
Administrative expenses2	-	(18)	(18)
Total pension cost charged to net operating expenses	-	125	125
Net interest credited/(charged) to investment income/(finance costs)3	543	(506)	37
Total recognised in income statement from continuing operations	543	(381)	162

Remeasurements:
Actual return on these assets	366	-	366
Less: Interest income on scheme assets	(543)	-	(543)
Return on scheme assets excluding amounts in interest income	(177)	-	(177)
Losses from change in financial assumptions	-	(730)	(730)
Gains from change in demographic assumptions	-	186	186
Experience gains	-	47	47
Total remeasurements recognised in other comprehensive income from continuing operations	(177)	(497)	(674)

Employer contributions	149	-	149
Employee contributions	1	(1)	-
Benefits paid	(371)	371	-
Administrative expenses paid from scheme assets2	(18)	18	-
Foreign exchange rate movements	(10)	6	(4)
Net surplus in the scheme at 31 December	12,398	(12,159)	239

1 Includes £145 million gain relating to plan amendments to the Irish pension scheme.
2 Administrative expenses are expensed as incurred.
3 Net interest income of £57 million has been credited to investment income and net interest expense of £20 million has been charged to finance costs.
4 Total recognised in income from discontinued operations is £nil and total remeasurements recognised in other comprehensive income from discontinued operations is £nil.

The net surplus in the pension schemes in 2013 was adversely affected by a narrowing of the spread between UK corporate bond yields and gilt yields. This was partly offset by a variety of factors which increased the surplus, including deficit funding contributions, positive equity and property market performance, and reductions to future member benefits.

B16 - Pension obligations continued

2012 (Restated)1	Fair Value of Scheme Assets £m	Present Value of defined benefit obligation £m	IAS 19 Pensions net surplus £m
Net surplus in the schemes at 1 January	11,791	(10,527)	1,264
Current service costs	-	(6)	(6)
Past service costs - curtailment gain	-	15	15
Administrative expenses2	-	(13)	(13)
Total pension cost charged to net operating expenses	-	(4)	(4)
Net interest credited/(charged) to investment income/(finance costs)3	577	(509)	68
Total recognised in income from continuing operations	577	(513)	64

Remeasurements:
Actual return on these assets	611	-	611
Less: Interest income on scheme assets	(577)	-	(577)
Return on scheme assets excluding amounts in interest income	34	-	34
Losses from change in financial assumptions	-	(914)	(914)
Experience losses	-	(100)	(100)
Total remeasurements recognised in other comprehensive income from continuing operations	34	(1,014)	(980)

Employer contributions	250	-	250
Employee contributions	2	(2)	-
Benefits paid	(344)	344	-
Administrative expenses paid from scheme assets2	(13)	13	-
Foreign exchange rate movements	(16)	24	8
Net surplus in the scheme at 31 December	12,281	(11,675)	606

1    Following the adoption of the revised IAS 19 "Employee Benefits", the Group has retrospectively applied the changes to the comparative periods. The key impact of the standard is the replacement of interest cost on the defined benefit obligation and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability and the discount rate at the beginning of the year. This has resulted in an increase of £150 million recognised in income and a corresponding decrease in remeasurements recognised in other comprehensive income.

2 Administrative expenses are expensed as incurred.
3 Net interest income of £87 million has been credited to investment income and net interest expense of £19 million has been charged to finance costs.
4 Total recognised in income from discontinued operations is £nil and total remeasurements recognised in other comprehensive income from discontinued operations is £nil.

B17 - Cash and cash equivalents
Cash and cash equivalents in the statement of cash flows at 31 December reconciles to the statement of financial position as follows:

	31 December 2013 £m	Restated1 31 December 2012 £m
Cash and cash equivalents	24,999	23,102
Cash and cash equivalents of operations classified as held for sale	351	917
Bank overdrafts	(493)	(566)
Net cash and cash equivalents at 31 December	24,857	23,453

1 Restated following the adoption of IFRS 10 'consolidated financial statements' - see note B2 for details.

B18 - Related party transactions
This note gives details of the transactions between Group companies and related parties which comprise our joint ventures, associates and staff pension schemes.
      The Group undertakes transactions with related parties in the normal course of business. Loans to related parties are made on normal arm's-length commercial terms.

Services provided to, and by related parties

				2013				20121
	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m
Associates	3	(3)	-	11	-	(4)	-	9
Joint ventures	51	-	-	56	23	(1)	-	54
Employee pension schemes	12	-	-	9	12	-	-	6
	66	(3)	-	76	35	(5)	-	69

1 Restated for the adoption of IFRS 10. See note B2 for details.

Transactions with joint ventures in the UK relate to the property management undertakings. Our interest in these joint ventures comprises a mix of equity and loans, together with the provision of administration services and financial management to many of them. Our UK life insurance companies earn interest on loans advanced to these entities. Our fund management companies also charge fees to these joint ventures for administration services and for arranging external finance.
      Our UK fund management companies manage most of the assets held by the Group's main UK staff pension scheme, for which they charge fees based on the level of funds under management. The main UK scheme holds investments in Group-managed funds and insurance policies with other Group companies.
      The related parties' receivables are not secured and no guarantees were received in respect thereof. The receivables will be settled in accordance with normal credit terms.

B19 - Risk management
This note sets out the major risks our businesses and its shareholders face and describes the Group's approach to managing these. It also gives sensitivity analyses around the major economic and non-economic assumptions that can cause volatility in the Group's earnings and capital position.

(a) Risk management framework
The risk management framework (RMF) in Aviva forms an integral part of the management and Board processes and decision-making framework across the Group. The key elements of our risk management framework comprise risk appetite; risk governance, including risk policies and business standards, risk oversight committees and roles and responsibilities; and the processes we use to identify, measure, manage, monitor and report (IMMMR) risks, including the use of our risk models and stress and scenario testing.
      For the purposes of risk identification and measurement, and aligned to Aviva's risk policies, risks are usually grouped by risk type: credit, market, liquidity, life insurance, general insurance, asset management and operational risk. Risks falling within these types may affect a number of metrics including those relating to balance sheet strength, liquidity and profit. They may also affect the performance of the products we deliver to our customers and the service to our customers and distributors, which can be categorised as risks to our brand and reputation.
      To promote a consistent and rigorous approach to risk management across all businesses we have a set of risk policies and business standards which set out the risk strategy, appetite, framework and minimum requirements for the Group's worldwide operations. On a semi-annual basis the business chief executive officers and chief risk officers sign-off compliance with these policies and standards, providing assurance to the relevant oversight committees that there is a consistent framework for managing our business and the associated risks.
      A regular top-down key risk identification and assessment process is carried out by the risk function. This includes the consideration of emerging risks and is supported by deeper thematic reviews. This process is replicated at the business unit level. The risk assessment processes are used to generate risk reports which are shared with the relevant risk committees.
      Risk models are an important tool in our measurement of risks and are used to support the monitoring and reporting of the risk profile and in the consideration of the risk management actions available. We carry out a range of stress (where one risk factor, such as equity returns, is assumed to vary) and scenario (where combinations of risk factors are assumed to vary) tests to evaluate their impact on the business and the management actions available to respond to the conditions envisaged.
      Roles and responsibilities for risk management in Aviva are based around the 'three lines of defence model' where ownership for risk is taken at all levels in the Group. Line management in the business is accountable for risk management, including the implementation of the risk management framework and embedding of the risk culture. The risk function is accountable for quantitative and qualitative oversight and challenge of the IMMMR process and for developing the risk management framework. Internal Audit provides an independent assessment of the risk framework and internal control processes.
      Board oversight of risk and risk management across the Group is maintained on a regular basis through its Risk Committee. The Board has overall responsibility for determining risk appetite, which is an expression of the risk the business is willing to take. Risk appetites are set relative to capital, liquidity and franchise value at Group and in the business units. Economic capital risk appetites are also set for each risk type. The Group's position against risk appetite is monitored and reported to the Board on a regular basis. The oversight of risk and risk management at the Group level is supported by the Asset Liability Committee (ALCO), which focuses on business and financial risks, and the Operational Risk and Reputation Committee (ORRC) which focuses on operational and reputational risks. Similar committee structures with equivalent terms of reference exist in the business units.

B19 - Risk management continued
Further information on the types and management of specific risk types is given in sections (b) - (j) below.
      The risk management framework of a small number of our joint ventures and strategic equity holdings differs from the Aviva framework outlined in this note. We work with these entities to understand how their risks are managed and to align them, where possible, with Aviva's framework.

(b) Credit risk
Credit risk is the risk of financial loss as a result of the default or failure of third parties to meet their payment obligations to Aviva, or variations in market values as a result of changes in expectations related to these risks. Credit risk is an area where we can provide the returns required to satisfy policyholder liabilities and to generate returns for our shareholders. In general we prefer to take credit risk over equity and property risks, due to the better expected risk adjusted return, our credit risk analysis capability and the structural investment advantages conferred to insurers with long-dated, relatively illiquid liabilities.
      Our approach to managing credit risk recognises that there is a risk of adverse financial impact resulting from fluctuations in credit quality of third parties including default, rating transition and credit spread movements. Our credit risks arise principally through exposures to debt security investments, structured asset investments, bank deposits, derivative counterparties, mortgage lending and reinsurance counterparties.
      The Group manages its credit risk at business unit and Group level. All business units are required to implement credit risk management processes (including limits frameworks), operate specific risk management committees, and ensure detailed reporting and monitoring of their exposures against pre-established risk criteria. At Group level, we manage and monitor all exposures across our business units on a consolidated basis, and operate a Group limit framework that must be adhered to by all.
A detailed breakdown of the Group's current credit exposure by credit quality is shown below.

(i) Financial exposures by credit ratings
Financial assets are graded according to current external credit ratings issued. AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB ratings. Financial assets which fall outside this range are classified as sub-investment grade. The following table provides information regarding the aggregated credit risk exposure of the Group for financial assets with external credit ratings, excluding assets 'held for sale'. 'Not rated' assets capture assets not rated by external ratings agencies.

As at 31 December 2013	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value including held for sale £m	Less: Amounts classified as held for sale £m	Carrying value £m
Debt securities	13.0%	33.1%	20.8%	24.9%	2.8%	5.4%	126,805	(2,420)	124,385
Reinsurance assets	0.3%	53.6%	37.1%	1.1%	0.1%	7.8%	7,257	(37)	7,220
Other investments	-	0.3%	0.7%	1.0%	0.1%	97.9%	31,451	(201)	31,250
Loans	3.8%	12.1%	1.2%	-	0.3%	82.6%	23,879	-	23,879
Total							189,392	(2,658)	186,734

As at 31 December 2012 (Restated1)	AAA	AA	A	BBB	Speculative grade	Not rated	Carrying value including held for sale £m	Less: Amounts classified as held for sale £m	Carrying value £m
Debt securities	24.4%	16.9%	23.9%	25.4%	4.2%	5.2%	161,777	(33,617)	128,160
Reinsurance assets	0.4%	63.4%	30.1%	0.7%	0.1%	5.3%	7,567	(883)	6,684
Other investments	0.1%	0.2%	2.4%	2.1%	1.6%	93.6%	29,068	(1,550)	27,518
Loans	5.8%	8.2%	1.2%	0.1%	0.7%	84.0%	27,934	(3,397)	24,537
Total							226,346	(39,447)	186,899

1 Restated for the adoption of IFRS10. See note B2 for further details.

(ii) Financial exposures to peripheral European countries and worldwide banks
Included in our debt securities and other financial assets are exposures to peripheral European countries and worldwide banks. We continued in 2013 to limit our direct shareholder and participating assets exposure to the governments (including local authorities and agencies) and banks of Greece, Ireland, Portugal, Italy and Spain, which has been offset by an increase in market values. Information on our exposures to peripheral European sovereigns and banks is provided in note D.3.3.5. We continue to monitor closely the situation in the eurozone and have had additional restrictions on further investment in place since late 2009 as well as taking actions to reduce exposure to higher risk assets. However, in the light of the improving economic situation in Ireland, we plan to allow a modest increase in our exposure to Irish sovereign debt during 2014.

B19 - Risk management continued
(iii) Other investments
Other investments (including assets of operations classified as held for sale) include unit trusts and other investment vehicles; derivative financial instruments, representing positions to mitigate the impact of adverse market movements; and other assets includes deposits with credit institutions and minority holdings in property management undertakings.
      The credit quality of the underlying debt securities within investment vehicles is managed by the safeguards built into the investment mandates for these funds which determine the funds' risk profiles. At the Group level, we also monitor the asset quality of unit trusts and other investment vehicles against Group set limits.
      A proportion of the assets underlying these investments are represented by equities and so credit ratings are not generally applicable. Equity exposures are managed against agreed benchmarks that are set with reference to overall appetite for market risk.

(iv) Loans
The Group loan portfolio principally comprises:
■ Policy loans which are generally collateralised by a lien or charge over the underlying policy;
■ Loans and advances to banks which primarily relate to loans of cash collateral received in stock lending transactions.
These loans are fully collateralised by other securities; and
■ Mortgage loans collateralised by property assets.

We use loan to value; interest and debt service cover; and diversity and quality of the tenant base metrics to internally monitor our exposures to mortgage loans. We use credit quality, based on dynamic market measures, and collateralisation rules to manage our stock lending activities. Policy loans are loans and advances made to policyholders, and are collateralised by the underlying policies.

(v) Credit concentration risk
The long-term and general insurance businesses are generally not individually exposed to concentrations of credit risk due to the regulations applicable in most markets and the Group credit policy and limits framework, which limit investments in individual assets and asset classes. Credit concentrations are monitored as part of the regular credit monitoring process and are reported to Group ALCO. With the exception of government bonds the largest aggregated counterparty exposure within shareholder assets is approximately 1.9% of the total shareholder assets (gross of 'held for sale').

(vi) Reinsurance credit exposures
The Group is exposed to concentrations of risk with individual reinsurers due to the nature of the reinsurance market and the restricted range of reinsurers that have acceptable credit ratings. The Group operates a policy to manage its reinsurance counterparty exposures, by limiting the reinsurers that may be used and applying strict limits to each reinsurer. Reinsurance exposures are aggregated with other exposures to ensure that the overall risk is within appetite. The Group risk function has an active monitoring role with escalation to the Chief Financial Officer (CFO), Group ALCO and the Board Risk Committee as appropriate.
      The Group's largest reinsurance counterparty is Swiss Reinsurance Company Ltd (including subsidiaries). At 31 December 2013, the reinsurance asset recoverable, including debtor balances, from Swiss Reinsurance Company Ltd was £1,620 million.

(vii) Securities finance
The Group has significant securities financing operations within the UK and smaller operations in some other businesses. The risks within this activity are mitigated by over-collateralisation and minimum counterparty credit quality requirements which are designed to minimise residual risk. The Group operates strict standards around counterparty quality, collateral management, margin calls and controls.

(viii) Derivative credit exposures
The Group is exposed to counterparty credit risk through derivative trades. This risk is mitigated through collateralising almost all trades (the exception being certain foreign exchange trades where it has historically been the market norm not to collateralise). Residual exposures are captured within the Group's credit management framework.

(ix) Unit-linked business
In unit-linked business the policyholder bears the direct market risk and credit risk on investment assets in the unit funds and the shareholders' exposure to credit risk is limited to the extent of the income arising from asset management charges based on the value of assets in the fund.

B19 - Risk management continued
(x) Impairment of financial assets
The following table provides information regarding the carrying value of financial assets subject to impairment testing that have been impaired and the ageing of those assets that are past due but not impaired. The table excludes assets carried at fair value through profit or loss or 'held for sale'.

		Financial assets that are past due but not impaired
At 31 December 2013	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months-1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	1,133	-	-	-	-	-	1,133
Reinsurance assets	7,220	-	-	-	-	-	7,220
Other investments	7	-	-	-	-	6	13
Loans	5,263	-	-	-	-	139	5,402
Receivables and other financial assets	6,934	56	26	18	22	4	7,060

		Financial assets that are past due but not impaired
At 31 December 2012 (Restated1 )	Neither past due nor impaired £m	0-3 months £m	3-6 months £m	6 months-1 year £m	Greater than 1 year £m	Financial assets that have been impaired £m	Carrying value £m
Debt securities	517	-	-	-	-	-	517
Reinsurance assets	6,684	-	-	-	-	-	6,684
Other investments	9	-	-	-	-	8	17
Loans	5,469	-	-	-	-	151	5,620
Receivables and other financial assets	7,384	43	12	13	24	-	7,476

1 Restated for the impact of IFRS 10 (see note B2 for further details) and to exclude financial assets carried at fair value through profit or loss.

Where assets have been classed as 'past due and impaired', an analysis is made of the risk of default and a decision is made whether to seek to mitigate the risk. There were no material financial assets that would have been past due or impaired had the terms not been renegotiated.

(c) Market risk
Market risk is the risk of adverse financial impact resulting, directly or indirectly from fluctuations in interest rates, foreign currency exchange rates, equity and property prices. Market risk arises in business units due to fluctuations in both the value of liabilities and the value of investments held. At Group level, it also arises in relation to the overall portfolio of international businesses and in the value of investment assets owned directly by the shareholders. We actively seek some market risks as part of our investment and product strategy. However, we have limited appetite for interest rate risk as we do not believe it is adequately rewarded.
      The management of market risk is undertaken at business unit and at Group level. Businesses manage market risks locally using the Group market risk framework and within local regulatory constraints. Group Risk is responsible for monitoring and managing market risk at Group level and has established criteria for matching assets and liabilities to limit the impact of mismatches due to market movements.
      In addition, where the Group's long-term savings businesses have written insurance and investment products where the majority of investment risks are borne by its policyholders, these risks are managed in line with local regulations and marketing literature, in order to satisfy the policyholders' risk and reward objectives. The Group writes unit-linked business in a number of its operations. The shareholders' exposure to market risk on this business is limited to the extent that income arising from asset management charges is based on the value of assets in the fund.
     The most material types of market risk that the Group is exposed to are described below.

(i) Equity price risk
The Group is subject to equity price risk arising from changes in the market values of its equity securities portfolio.
      We continue to limit our direct equity exposure in line with our risk preferences. The disposal of the Group's remaining shareholding in Delta Lloyd has decreased the Group's shareholder equity price risk and, in particular, has led to a fall in equity exposures. At a business unit level, investment limits and local asset admissibility regulations require that business units hold diversified portfolios of assets thereby reducing exposure to individual equities. The Group does not have significant holdings of unquoted equity securities.
      Equity risk is also managed using a variety of derivative instruments, including futures and options. Businesses actively model the performance of equities through the use of risk models, in particular to understand the impact of equity performance on guarantees, options and bonus rates. At 31 December 2013 the Group's shareholder funds held £1.5 billion notional of equity hedge put spreads, with up to 15 months to maturity with an average strike of 82-68% of the prevailing market levels on 31 December 2013.
      Sensitivity to changes in equity prices is given in section '(j) risk and capital management' below.

B19 - Risk management continued
(ii) Property price risk
The Group is subject to property price risk directly due to holdings of investment properties in a variety of locations worldwide and indirectly through investments in mortgages and mortgage backed securities. Investment in property is managed at business unit level, and is subject to local regulations on asset admissibility, liquidity requirements and the expectations of policyholders.
      As at 31 December 2013, no material derivative contracts had been entered into to mitigate the effects of changes in property prices.
      Sensitivity to changes in property prices is given in section '(j) risk and capital management' below.

(iii) Interest rate risk
Interest rate risk arises primarily from the Group's investments in long-term debt and fixed income securities and their movement relative to the value placed on the insurance liabilities. A number of policyholder product features have an influence on the Group's interest rate risk. The major features include guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values.
      Exposure to interest rate risk is monitored through several measures that include duration, economic capital modelling, sensitivity testing and stress and scenario testing. The impact of exposure to sustained low interest rates is considered within our scenario testing.
      The Group typically manages interest rate risk by investing in fixed interest securities which closely match the interest rate sensitivity of the liabilities where this is available. Interest rate risk is also managed in some business units using a variety of derivative instruments, including futures, options, swaps, caps and floors. Sensitivity to changes in interest rates is given in section '(j) risk and capital management' below.

(iv) Inflation risk
Inflation risk arises primarily from the Group's exposure to general insurance claims inflation, to inflation linked benefits within the defined benefit staff pension schemes and within the UK annuity portfolio and to expense inflation. Increases in long-term inflation expectations are closely linked to long-term interest rates and so are frequently considered with interest rate risk. Exposure to inflation risk is monitored through economic capital modelling, sensitivity testing and stress and scenario testing. The Group typically manages inflation risk through its investment strategy and, in particular, by investing in inflation linked securities and through a variety of derivative instruments, including inflation linked swaps.

(v) Currency risk
The Group has minimal exposure to currency risk from financial instruments held by business units in currencies other than their functional currencies, as nearly all such holdings are backing either by unit-linked or with-profit contract liabilities or hedging.
      The Group operates internationally and as a result is exposed to foreign currency exchange risk arising from fluctuations in exchange rates of various currencies. Approximately half of the Group's premium income arises in currencies other than sterling and the Group's net assets are denominated in a variety of currencies, of which the largest are euro, sterling and Canadian dollars. The Group does not hedge foreign currency revenues as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements.
      Businesses aim to maintain sufficient assets in local currency to meet local currency liabilities, however movements may impact the value of the Group's consolidated shareholders' equity which is expressed in sterling. This aspect of foreign exchange risk is monitored and managed centrally, against pre-determined limits. These exposures are managed by aligning the deployment of regulatory capital by currency with the Group's regulatory capital requirements by currency. Currency borrowings and derivatives are used to manage exposures within the limits that have been set.

At 31 December 2013 and 2012, the Group's total equity deployment by currency including assets 'held for sale' was:

	Sterling £m	Euro £m	CAD$ £m	Other £m	Total £m
Capital 31 December 2013	4,942	4,178	987	910	11,017
Capital 31 December 2012	4,445	4,648	1,119	1,148	11,360

A 10% change in sterling to euro/Canada$ (CAD) foreign exchange rates would have had the following impact on total equity.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/euro rate £m	10% increase in sterling/ CAD$ rate £m	10% decrease in sterling/ CAD$ rate £m
Net assets at 31 December 2013	(260)	360	(81)	99
Net assets at 31 December 2012	(386)	411	(112)	106

A 10% change in sterling to euro/Canada$ (CAD) foreign exchange rates relative to the year-end rate would have had the following impact on profit before tax, excluding 'discontinued operations'.

	10% increase in sterling/ euro rate £m	10% decrease in sterling/ euro rate £m	10% increase in sterling/ CAD$ rate £m	10% decrease in sterling/ CAD$ rate £m
Impact on profit before tax 31 December 2013	8	7	(5)	(4)
Impact on profit before tax 31 December 2012	(32)	32	(20)	5

-----------------------------------------------------------------

B19 - Risk management continued

The balance sheet changes arise from retranslation of business unit statements of financial position from their functional currencies into sterling, with above movements being taken through the currency translation reserve. These balance sheet movements in exchange rates therefore have no impact on profit. Net asset and profit before tax figures are stated after taking account of the effect of currency hedging activities.

(vi) Derivatives risk
Derivatives are used by a number of the businesses. Activity is overseen by the Group risk function, which monitors exposure levels and approves large or complex transactions. Derivatives are primarily used for efficient investment management, risk hedging purposes, or to structure specific retail savings products.
      The Group applies strict requirements to the administration and valuation processes it uses, and has a control framework that is consistent with market and industry practice for the activity that is undertaken.

(vii) Correlation risk
The Group recognises that lapse behaviour and potential increases in consumer expectations are sensitive to and interdependent with market movements and interest rates. These interdependencies are taken into consideration in the internal economic capital model and in scenario analysis.

(d) Liquidity risk
Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form. The relatively illiquid nature of insurance liabilities is a potential source of additional investment return by allowing us to invest in higher yielding, but less liquid assets such as commercial mortgages. The Group seeks to ensure that it maintains sufficient financial resources to meet its obligations as they fall due through the application of a Group liquidity risk policy and business standard. At Group and business unit level, there is a liquidity risk appetite which requires that sufficient liquid resources be maintained to cover net outflows in a stress scenario. In addition to the existing liquid resources and expected inflows, the Group maintains significant undrawn committed borrowing facilities (£1.5 billion) from a range of leading international banks to further mitigate this risk.

Maturity analyses
The following tables show the maturities of our insurance and investment contract liabilities, and of the financial and reinsurance assets to meet them.

(i) Analysis of maturity of insurance and investment contract liabilities
For non-linked insurance business, the following table shows the gross liability at 31 December 2013 and 2012 analysed by remaining duration. The total liability is split by remaining duration in proportion to the cash-flows expected to arise during that period, as permitted under IFRS 4, Insurance Contracts.
      Almost all linked business and non-linked investment contracts may be surrendered or transferred on demand. For such contracts, the earliest contractual maturity date is therefore the current statement of financial position date, for a surrender amount approximately equal to the current statement of financial position liability. We expect surrenders, transfers and maturities to occur over many years, and the tables reflect the expected cash flows for these contracts. However, contractually, the total liability for linked business and non-linked investment contracts would be shown in the 'within 1 year' column below. Changes in durations between 2012 and 2013 reflect evolution of the portfolio, and changes to the models for projecting cash-flows. This table includes amounts held for sale.

At 31 December 2013	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked	81,458	7,900	25,223	29,620	18,715
Investment contracts - non-linked	60,111	2,098	10,422	17,594	29,997
Linked business	73,458	6,244	16,403	23,483	27,328
General insurance and health	14,534	6,350	5,591	2,197	396
Total contract liabilities	229,561	22,592	57,639	72,894	76,436

At 31 December 2012	Total £m	On demand or within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m
Long-term business
Insurance contracts - non-linked	117,602	8,303	31,894	44,455	32,950
Investment contracts - non-linked	59,788	2,491	12,390	16,679	28,228
Linked business	69,690	5,667	18,203	21,590	24,230
General insurance and health	15,006	6,166	5,763	2,456	621
Total contract liabilities	262,086	22,627	68,250	85,180	86,029

B19 - Risk management continued
(ii) Analysis of maturity of financial assets
The following table provides an analysis, by maturity date of the principal, of the carrying value of financial assets which are available to fund the repayment of liabilities as they crystallise. This table excludes assets held for sale.

At 31 December 2013	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	124,385	15,146	35,624	73,613	2
Equity securities	37,326	-	-	-	37,326
Other investments	31,250	28,067	701	587	1,895
Loans	23,879	2,029	3,909	17,920	21
Cash and cash equivalent	24,999	24,999	-	-	-
	241,839	70,241	40,234	92,120	39,244

At 31 December 2012 (Restated1)	Total £m	On demand or within 1 year £m	1-5 years £m	Over 5 years £m	No fixed term (perpetual) £m
Debt securities	128,160	16,953	36,009	75,195	3
Equity securities	33,065	-	-	-	33,065
Other investments2	27,518	24,195	866	7	2,450
Loans	24,537	5,358	1,780	17,329	70
Cash and cash equivalent	23,102	23,102	-	-	-
	236,382	69,608	38,655	92,531	35,588

1 Restated for the impact of IFRS 10. See note B2 for further details

2    To reflect the contractual redemption terms of the instruments, collective investment schemes included in 'other investments' previously reported as having no fixed term and maturing over 5 years, amounting to £17 million and       £12,278 million respectively, have been reclassified as repayable on demand or within 1 year

The assets above are analysed in accordance with the earliest possible redemption date of the instrument at the initiation of the Group. Where an instrument is transferable back to the issuer on demand, such as most unit trusts or similar types of investment vehicle, it is included in the 'On demand or within 1 year' column. Debt securities with no fixed contractual maturity date are generally callable at the option of the issuer at the date the coupon rate is reset under the contractual terms of the instrument. The terms for resetting the coupon are such that we expect the securities to be redeemed at this date, as it would be uneconomic for the issuer not to do so, and for liquidity management purposes we manage these securities on this basis. The first repricing and call date is normally ten years or more after the date of issuance. Most of the Group's investments in equity securities and fixed maturity securities are market traded and therefore, if required, can be liquidated for cash at short notice.

(e) Life insurance risk
Life insurance risk in the Group arises through its exposure to mortality and morbidity risks and exposure to worse than anticipated operating experience on factors such as persistency levels and management and administration expenses. The Group chooses to take measured amounts of life insurance risk provided that the relevant business has the appropriate core skills to assess and price the risk and adequate returns are available.
      The underlying risk profile of our life insurance risks, primarily persistency, longevity, mortality and expense risk, has remained stable during 2013, although the current continued relatively low levels of interest rates have increased our sensitivity to longevity shocks compared to historical norms. Persistency risk remains significant and continues to have a volatile outlook with underlying performance linked to some degree to economic conditions. However, businesses across the Group have continued to make progress with a range of customer retention activities. The Group has continued to write considerable volumes of life protection business, and to utilise reinsurance to reduce exposure to potential losses. More generally, life insurance risks are believed to provide a significant diversification against other risks in the portfolio. Life insurance risks are modelled within the internal economic capital model and subject to sensitivity and stress and scenario testing. The assumption and management of life insurance risks is governed by the group-wide business standards covering underwriting, pricing, product design and management, in-force management, claims handling, and reinsurance. The individual life insurance risks are managed as follows:

■ Mortality and morbidity risks are mitigated by use of reinsurance. The Group allows businesses to select reinsurers, from those approved by the Group, based on local factors, but retains oversight of the overall exposures and         monitor that the aggregation of risk ceded is within credit risk appetite.

■ Longevity risk and internal experience analysis are monitored against the latest external industry data and emerging trends. Whilst individual businesses are responsible for reserving and pricing for annuity business, the Group         monitors the exposure

        to this risk and any associated capital implications. The Group has used reinsurance solutions to reduce the risks from longevity and continually monitors and evaluates emerging market solutions to mitigate this risk further.

■ Persistency risk is managed at a business unit level through frequent monitoring of company experience, and benchmarked against local market information. Generally, persistency risk arises from customers lapsing their policies         earlier than has been assumed. Where possible the financial impact of lapses is reduced through appropriate product design. Businesses also implement specific initiatives to improve retention of policies which may otherwise         lapse. The Group has developed guidelines on persistency management.

■ Expense risk is primarily managed by the business units through the assessment of business unit profitability and frequent monitoring of expense levels.

Embedded derivatives
The Group has exposure to a variety of embedded derivatives in its long-term savings business due to product features offering varying degrees of guaranteed benefits at maturity or on early surrender, along with options to convert their benefits into different products on pre-agreed terms. The extent of the impact of these embedded derivatives differs considerably between business units and exposes Aviva to changes in policyholder behaviour in the exercise of options as well as market risk.

B19 - Risk management continued
Examples of each type of embedded derivative affecting the Group are:
■ Options: call, put, surrender and maturity options, guaranteed annuity options, options to cease premium payment, options for withdrawals free of market value adjustment, annuity options, and guaranteed insurability options.
■ Guarantees: embedded floor (guaranteed return), maturity guarantee, guaranteed death benefit, and guaranteed minimum rate of annuity payment.
■ Other: indexed interest or principal payments, maturity value, loyalty bonus.

The impact of these is reflected in the economic capital model and MCEV reporting and managed as part of the asset liability framework.

(f) General insurance risk
Types of risk
General insurance risk in the Group arises from:
■ Fluctuations in the timing, frequency and severity of claims and claim settlements relative to expectations;
■ Unexpected claims arising from a single source or cause;
■ Inaccurate pricing of risks or inappropriate underwriting of risks when underwritten; and
■ Inadequate reinsurance protection or other risk transfer techniques.

Aviva has a preference for general insurance risk in measured amounts for explicit reward, in line with our core skills in underwriting and pricing. The majority of the general insurance business underwritten by the Group continues to be short tail in nature such as motor, household and commercial property insurances. The Group's underwriting strategy and appetite is communicated via specific policy statements, related business standards and guidelines. General insurance risk is managed primarily at business unit level with oversight at the Group level. Claims reserving is undertaken by local actuaries in the various general insurance businesses and is also subject to periodic external reviews. Reserving processes are further detailed in note B10 'insurance liabilities'.
      The vast majority of the Group's general insurance business is managed and priced in the same country as the domicile of the customer.

Management of general insurance risks
Significant insurance risks will be reported under the risk management framework. Additionally, the economic capital model is used to assess the risks that each general insurance business unit, and the Group as a whole, is exposed to, quantifying their impact and calculating appropriate capital requirements.
      Business units have developed mechanisms that identify, quantify and manage accumulated exposures to contain them within the limits of the appetite of the Group. The business units are assisted by a Business Capability team who provide technical input for major decisions which fall outside individual delegated limits or escalations outside group risk preferences, group risk accumulation, concentration and profitability limits.

Reinsurance strategy
Significant reinsurance purchases are reviewed annually at both business unit and Group level to verify that the levels of protection being bought reflect any developments in exposure and the risk appetite of the Group. The basis of these purchases is underpinned by analysis of economic capital, earnings and capital volatility, cash flow and liquidity and the Group's franchise value.
      Detailed actuarial analysis is used to calculate the Group's extreme risk profile and then design cost and capital efficient reinsurance programmes to mitigate these risks to within agreed appetites. For businesses writing general insurance we analyse the natural catastrophe exposure using external probabilistic catastrophe models widely used by the rest of the (re)insurance industry.
          The Group cedes much of its worldwide catastrophe risk to third-party reinsurers but retains a pooled element for its own account gaining diversification benefit. The total Group potential loss from its most concentrated catastrophe exposure zone (Northern Europe) is approximately £180 million, for a one in ten year annual loss scenario, compared to approximately £280 million when measured on a one in a hundred year annual loss scenario.

(g) Asset management risk
Aviva is directly exposed to the risks associated with operating an asset management business through its ownership of Aviva Investors. The underlying risk profile of our asset management risk is derived from investment performance, specialist investment professionals and leadership, product development capabilities, fund liquidity, margin, client retention, regulatory developments, fiduciary and contractual responsibilities. The risk profile is regularly monitored. Investment performance has remained strong over 2013 despite some positions being impacted by the volatility of global markets.
      A client relationship team is in place to manage client retention risk, while all new asset management products undergo a review and approval process at each stage of the product development process, including approvals from legal, compliance and risk functions. Investment performance against client objectives relative to agreed benchmarks is monitored as part of our investment performance and risk management process, and subject to further independent oversight and challenge by a specialist risk team, reporting directly to the Aviva Investors' CRO.

B19 - Risk management continued

(h) Operational risk
Operational risk is the risk of direct or indirect loss, arising from inadequate or failed internal processes, people and systems, or external events including changes in the regulatory environment. We have limited appetite for operational risk and aim to reduce these risks as far as is commercially sensible.
      Our business units are primarily responsible for identifying and managing operational risks within their businesses, within the group-wide operational risk framework including the risk and control self-assessment process. Businesses must be satisfied that all material risks falling outside our risk tolerances are being mitigated, monitored and reported to an appropriate level. Any risks with a high potential impact are monitored centrally on a regular basis. Businesses use key indicator data to help monitor the status of the risk and control environment. They also identify and capture loss events, taking appropriate action to address actual control breakdowns and promote internal learning.

(i) Brand and reputation risk
We are exposed to the risk that litigation, employee misconduct, operational failures, the outcome of regulatory investigations, media speculation and negative publicity, disclosure of confidential client information, inadequate services, whether or not founded, could impact our brands or reputation. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or customers' expectations for the product change. We seek to reduce this risk to as low a level as commercially sensible.
      Our regulators regularly consider whether we are meeting the requirement to treat our customers fairly and we make use of various metrics to assess our own performance, including customer advocacy, retention and complaints. Failure to meet these requirements could also impact our brands or reputation.
      If we do not manage the perception of our brands and reputation successfully, it could cause existing customers or agents to withdraw from our business and potential customers or agents to choose not to do business with us.

(j) Risk and capital management
(i) Sensitivity test analysis
The Group uses a number of sensitivity tests to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Sensitivities to economic and operating experience are regularly produced on the Group's key financial performance metrics to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks to which each of its business units, and the Group as a whole, are exposed.
      For long-term business in particular, sensitivities of market consistent performance indicators to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process.

(ii) Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under MCEV methodology.

(iii) General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques. These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

(iv) Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

B19 - Risk management continued

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Credit spreads
The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term business
Sensitivities as at 31 December 2013

2013 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	-	(60)	(10)	(20)	(30)	(5)	(40)
Insurance non-participating	(145)	140	(415)	(5)	10	(80)	(60)	(450)
Investment participating	(10)	5	(5)	5	(5)	(10)	-	-
Investment non-participating	(20)	20	(5)	5	(5)	(15)	-	-
Assets backing life shareholders' funds	(35)	55	(25)	40	(45)	-	-	-
Total	(255)	220	(510)	35	(65)	(135)	(65)	(490)

2013 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	-	(60)	(10)	(20)	(30)	(5)	(40)
Insurance non-participating	(145)	140	(415)	(5)	10	(80)	(60)	(450)
Investment participating	(10)	5	(5)	5	(5)	(10)	-	-
Investment non-participating	(20)	20	(5)	5	(5)	(15)	-	-
Assets backing life shareholders' funds	(75)	100	(35)	45	(45)	-	-	-
Total	(295)	265	(520)	40	(65)	(135)	(65)	(490)

Sensitivities as at 31 December 2012

2012 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	(15)	(110)	60	(95)	(25)	(5)	(50)
Insurance non-participating	(160)	130	(430)	-	-	(75)	(45)	(470)
Investment participating	(55)	45	-	5	(10)	(10)	-	-
Investment non-participating	(40)	35	(5)	10	(15)	(20)	-	-
Assets backing life shareholders' funds	10	(15)	(40)	45	(45)	-	-	-
Total excluding Delta Lloyd and United States	(290)	180	(585)	120	(165)	(130)	(50)	(520)
United States	880	(640)	495	-	-	-	-	-
Total excluding Delta Lloyd	590	(460)	(90)	120	(165)	(130)	(50)	(520)

2012 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(45)	(15)	(110)	60	(95)	(25)	(5)	(50)
Insurance non-participating	(165)	125	(430)	-	-	(75)	(45)	(470)
Investment participating	(55)	45	-	5	(10)	(10)	-	-
Investment non-participating	(45)	40	-	10	(15)	(20)	-	-
Assets backing life shareholders' funds	(5)	-	(45)	50	(50)	-	-	-
Total excluding Delta Lloyd and United States	(315)	195	(585)	125	(170)	(130)	(50)	(520)
United States	-	-	-	-	-	-	-	-
Total excluding Delta Lloyd	(315)	195	(585)	125	(170)	(130)	(50)	(520)

B19 - Risk management continued
Changes in sensitivities between 2013 and 2012 reflect movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions.
      The sensitivities to economic movements relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business, due to the increase in market value of fixed interest securities and the relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. The mortality sensitivities also relate primarily to the UK.

General insurance and health business sensitivities as at 31 December 2013

2013 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(245)	235	(125)	50	(50)	(110)	(300)

Net of reinsurance	(295)	295	(125)	50	(50)	(110)	(285)

2013 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(245)	235	(125)	50	(50)	(25)	(300)

Net of reinsurance	(295)	295	(125)	50	(50)	(25)	(285)

Sensitivities as at 31 December 2012

2012 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(260)	235	(125)	45	(50)	(120)	(300)

Net of reinsurance excluding Delta Lloyd	(300)	285	(125)	45	(50)	(120)	(285)

2012 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(260)	235	(125)	50	(50)	(25)	(300)

Net of reinsurance excluding Delta Lloyd	(300)	285	(125)	50	(50)	(25)	(285)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Fund management and non-insurance business sensitivities as at 31 December 2013

2013 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	20	(5)	15

2013 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	20	(5)	15

B19 - Risk management continued
Sensitivities as at 31 December 2012

2012 Impact on profit before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(5)	-	30	(90)	10

2012 Impact on shareholders' equity before tax (£m)	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(5)	-	30	(90)	10

Limitations of sensitivity analysis
The above tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
      The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
      As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
      A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
      Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

B20 - Direct capital instruments and fixed rate tier 1 notes

Notional amount	2013 £m	2012 £m
Issued November 2004
5.9021% £500 million direct capital instrument	500	500
4.7291% €700 million direct capital instrument	490	490
	990	990
Issued May 2012
8.25% US $650 million fixed rate tier 1 notes	392	392
	1,382	1,382

The euro and sterling direct capital instruments (the DCIs) were issued on 25 November 2004 and qualify as Innovative Tier 1 capital, as defined by the PRA in GENPRU Annex 1 'Capital Resources'. They have no fixed redemption date but the Company may, at its sole option, redeem all (but not part) of the euro and sterling DCIs at their principal amounts on 28 November 2014 and 27 July 2020 respectively, at which dates the interest rates change to variable rates, or on any respective coupon payment date thereafter. In the case of the sterling DCI this variable rate will be the six month sterling deposit rate plus margin while the euro DCI variable rate will be the three month euro deposit rate plus margin.
      The fixed rate tier 1 notes (the FxdRNs) were issued on 3 May 2012 and also qualify as Innovative Tier 1 capital. The FxdRNs are perpetual but are subject to a mandatory exchange into non-cumulative preference shares in the Company after 99 years. The Company may, at its sole option, redeem all (but not part) of the FxdRNs at their principal amounts on 3 November 2017, or on any respective coupon payment date thereafter.
      On the occurrence of a Capital Disqualification Event as defined in the terms and conditions of the issue for both the DCIs and FxdRNs, the Company may at its sole option substitute at any time not less than all of the DCIs or FxdRNs for, or vary the terms of the DCIs so that they become, Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities.
      In addition, on the occurrence of a Substitution Event as defined in the terms and conditions of the issue for the DCIs, the Company may at its sole option substitute not less than all of the DCIs for fully paid non-cumulative preference shares in the Company. These preference shares can only be redeemed on 28 November 2014 in the case of the euro DCIs and on 27 July 2020 in the case of the sterling DCIs, or in each case on any dividend payment date thereafter. For the FxdRNs, having given the required notice, the Company has the right to substitute not less than all of the notes for fully paid non-cumulative preference shares at any time. These preference shares can only be redeemed on 3 November 2017, or on any dividend payment date thereafter. The Company has the right to choose whether or not to pay any dividend on the new shares, and any such dividend payment will be non-cumulative.

B20 - Direct capital instruments and fixed rate tier 1 notes continued

The Company has the option to defer coupon payments on the DCIs or FxdRNs on any relevant payment date.
      In relation to the DCIs, deferred coupons shall be satisfied only in the following circumstances, all of which occur at the sole option of the Company:
■ Redemption; or
■ Substitution by, or variation so they become, alternative Qualifying Tier 1 Securities or Qualifying Upper Tier 2 Securities; or
■ Substitution by preference shares.

In relation to the FxdRNs, deferred coupons may be satisfied at any time, at the sole option of the Company. The Company is required to satisfy deferred coupons on the FxdRNs only in the following circumstances:
■ Redemption; or
■ Substitution by preference shares.

No interest will accrue on any deferred coupon. Deferred coupons will be satisfied by the issue and sale of ordinary shares in the Company at their prevailing market value, to a sum as near as practicable to (and at least equal to) the relevant deferred coupons. In the event of any coupon deferral, the Company will not declare or pay any dividend on its ordinary or preference share capital.
      These instruments have been treated as equity.

B21 - Subsequent events

On 28 February 2014, the Company notified the respective holders of £200 million subordinated notes due 2019 and €50 million subordinated notes due 2019 that it would redeem each of the notes on their respective first call dates in April 2014.

End of part 3 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 March, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary